                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-59758
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 10, 2001)

                         2,250,000 CLASS A COMMON UNITS

                         ENBRIDGE ENERGY PARTNERS, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS

                                $42.20 PER UNIT
                               ------------------
     We are selling 2,250,000 Class A Common Units as described in this prospectus supplement and the related prospectus. The underwriters named in this prospectus supplement may purchase up to 337,500 additional units from us under certain circumstances.

     Our units are traded on the New York Stock Exchange under the symbol "EEP." The last reported sale price of the units on the New York Stock Exchange on November 20, 2001 was $42.20 per unit.
                               ------------------
     INVESTING IN OUR CLASS A COMMON UNITS INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 4 OF THE RELATED PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER COMMON UNIT      TOTAL
                                                              ---------------   -----------
Public Offering Price                                             $42.20        $94,950,000
Underwriting Discount                                             $ 1.79        $ 4,027,500
Proceeds to Enbridge Energy, before expenses                      $40.41        $90,922,500

     The underwriters are offering the units subject to various conditions. The underwriters expect to deliver the units to purchasers on or about November 26, 2001.
                               ------------------

SALOMON SMITH BARNEY
                        MERRILL LYNCH & CO.
                                             A.G. EDWARDS & SONS, INC.

November 20, 2001

                                   SYSTEM MAP

                                     [MAP]

[Map showing locations of pipelines owned by Enbridge Inc. and pipelines owned by the Registrant and identifying Terrace Phase I, Terrace Phase II and Terrace Phase III segments]

                               TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT
                      ---------------------
Prospectus Supplement Summary...............................   S-4
Risk Factors................................................  S-12
Use of Proceeds.............................................  S-12
Capitalization..............................................  S-13
Business....................................................  S-14
Underwriting................................................  S-18
Legal Matters...............................................  S-19

                            PROSPECTUS
                            ----------
About this Prospectus.......................................    3
Risk Factors................................................    4
Where You Can Find More Information.........................   10
Forward-Looking Statements..................................   11
The Partnership.............................................   11
Use of Proceeds.............................................   12
Cash Distributions..........................................   12
Conflicts of Interest and Fiduciary Responsibilities........   17
Tax Considerations..........................................   20
Investment in Enbridge Energy by Employee Benefit Plans.....   35
Plan of Distribution........................................   36
Legal Matters...............................................   38
Experts.....................................................   38

        IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
                           AND THE RELATED PROSPECTUS

     This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this Class A Common Unit offering. The second part, the related prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between the prospectus supplement and the related prospectus, you should rely on the information in this prospectus supplement.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the related prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of the Class A common units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the related prospectus or in the documents incorporated by reference in this prospectus supplement or the related prospectus is accurate as of any date other than the date on the front of those documents.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information from this prospectus supplement and the related prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Class A Common Units. This prospectus supplement and the related prospectus include specific terms of the offering of the Class A Common Units, information about our business and our financial data. You should read the entire prospectus supplement, the related prospectus and the documents we have incorporated by reference carefully, including the "Risk Factors" sections and our financial statements and the notes to those statements, before making an investment decision.

     As used in this prospectus supplement and the related prospectus, "we," "us," "our" and "Enbridge Energy" mean Enbridge Energy Partners, L.P. and includes our subsidiary operating partnership, Enbridge Energy, Limited Partnership, and Enbridge Pipelines (North Dakota) LLC, and "Enbridge" means Enbridge, Inc. Our Class A Common Units represent limited partner interests in Enbridge Energy Partners, L.P. We also have limited partner interests that are represented by Class B Common Units. All of our Class B Common Units are owned by our general partner. The Class A Common Units and the Class B Common Units are referred to in this prospectus supplement as "units."

                                ENBRIDGE ENERGY

WHO WE ARE

     We are a publicly traded Delaware limited partnership that owns and operates a regulated crude oil and natural gas liquids pipeline business in the United States. A wholly-owned subsidiary of Enbridge serves as our general partner. With assets of nearly $7.8 billion, Enbridge, which is based in Calgary, Alberta, provides energy transportation, distribution and related services in North America and internationally. We and an affiliate of Enbridge transport crude oil and natural gas liquids through the longest oil and natural gas liquids pipeline system in the world, which we refer to as the "Enbridge system." We own the U.S. portion of the Enbridge system, which we refer to as "our EEP Mainline system," and a subsidiary of Enbridge, Enbridge Pipelines Inc., owns the Canadian portion.

     The entire Enbridge system is approximately 3,100 miles long, including our portion, which is approximately 1,880 miles long. The Enbridge system is the primary transporter of crude oil from western Canada to the United States and is the only pipeline that transports crude oil from western Canada to the province of Ontario, Canada. The Enbridge system serves all the major refining centers in the Great Lakes region of the United States and in Ontario.

     Our EEP Mainline system includes 16 connections to pipelines and refineries at various locations in the United States, including the refining areas in and around Chicago, Illinois, Minneapolis-St. Paul, Minnesota, Detroit, Michigan, Toledo, Ohio and Buffalo, New York. It has three main terminals at Clearbrook, Minnesota, Superior, Wisconsin and Griffith, Indiana. These terminals gather crude oil prior to injection into our EEP Mainline system and allow for more flexible scheduling of oil movements.

     In addition to our EEP Mainline system, we also own a smaller feeder pipeline system, which we refer to as the "North Dakota System," that transports crude oil from Montana, North Dakota and western Canadian oil fields to our EEP Mainline system and to a connecting carrier at Clearbrook, Minnesota. We acquired the North Dakota System from an affiliate of Enbridge in May 2001 at a purchase price of $35.4 million.

     Our principal executive offices are located at 1100 Louisiana, Suite 2900, Houston, Texas 77002. You may contact us through Mr. Tracy Barker of our Investor Relations Department by phone at (713) 821-2237, toll-free at (800) 525-3999 or by facsimile at (713) 821-2230.

COMPETITIVE ADVANTAGES

     We believe that we are well positioned to execute successfully our business strategy due to the following competitive strengths:

     - Our EEP Mainline system is among the lowest cost transporters of crude oil and natural gas liquids in North America based on cost per barrel mile transported.

     - Our EEP Mainline system's extensive length, large diameter pipe and use of a number of parallel lines rather than a single line enables us to transport multiple types of crude oil more efficiently.

     - We supply western Canadian crude oil to the Midwest region of the United States, which we sometimes refer to as PADD 2, an area that is experiencing rising crude oil demand and declining crude oil production. For strategic planning purposes, the U.S. government segregates the United States into five Petroleum Administration for Defense Districts, referred to as PADDs. The oil industry utilizes these districts in reporting statistics regarding oil supply and demand. Our EEP Mainline system services the northern tier of PADD 2. PADD 2 consists of the states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee and Wisconsin.

                              RECENT DEVELOPMENTS

EAST TEXAS SYSTEM ACQUISITION

     On October 25, 2001, we agreed to purchase natural gas gathering, treating, processing and transmission assets in East Texas, which we refer to as the "East Texas System", from Koch Midstream Services Company, LLC. The purchase price is approximately $230 million subject to purchase price adjustments that we do not expect to be material. We anticipate the transaction will close in late November or early December 2001. Closing is subject to customary regulatory approvals.

     The East Texas System derives revenues from the purchase, transportation and resale of natural gas. The East Texas System gathers approximately 400 million cubic feet per day ("MMcfd") of natural gas for delivery into the Carthage, Texas hub, one of the United States' most active natural gas marketing and trading locations. The East Texas System includes approximately 1,880 miles of natural gas gathering pipeline systems, which range in size from 4 to 20 inches in diameter, 37 compressor stations, four gas treating plants with a capacity of 595 MMcfd and three gas processing plants with a combined capacity of 375 MMcfd. Additionally, when natural gas liquids prices are favorable, we can process the natural gas to obtain liquids and also sell the liquids.

     We forecast natural gas supply available to the East Texas System to be between 400 and 420 MMcfd in 2002. Based on this estimate, the acquisition would contribute incremental EBITDA of between $26 and $32 million for the year 2002, while distributable cash flow would increase by between $0.10 and $0.15 per unit, with further improvements anticipated in 2003. These forecasts assume that acquisition financing ultimately will consist of 50% debt and 50% equity. The forecasts are forward-looking statements and, as such, are subject to various risks and uncertainties, including production levels of natural gas in the fields served by the East Texas System and the availability of new supplies of natural gas to offset natural declines in production from wells served by the East Texas System. Please read "Forward-Looking Statements" on page 11 of the related prospectus for additional information regarding risks and uncertainties associated with forward-looking statements. Also, please read "Risk
Factors -- We face risks in completing the East Texas System acquisition."

NAME CHANGE AND OFFICE RELOCATION

     Effective September 5, 2001, we changed our name from "Lakehead Pipe Line Partners, L.P." to "Enbridge Energy Partners, L.P." Our Class A Common Units are now traded on the NYSE under the symbol "EEP". Concurrently, our general partner changed its name from "Lakehead Pipeline Company, Inc." to "Enbridge Energy Company, Inc." and our subsidiary operating partnership changed its name from "Lakehead Pipe Line Company, Limited Partnership" to "Enbridge Energy, Limited Partnership." Effective November 1, 2001, our principal executive offices were moved from Duluth, Minnesota to Houston, Texas.

SAFETY REGULATIONS

     In April 2001, statutory requirements regarding qualification of pipeline operators became effective. Other changes regarding pipeline operator qualifications and integrity plans for pipelines in high consequence areas will become effective in 2002. We do not expect the changes to have a material adverse impact on our operations, as we believe our established safety and integrity programs already meet or exceed the new standards. Please read "Items
1. & 2. Business and Properties, -- Environmental and Safety Regulation,
-- Safety Regulation." in our Form 10-K, as amended by our Form 10-K/A, for the year ended December 31, 2000.

                             OUR BUSINESS STRATEGY

     Our primary strategy is to grow cash distributions through profitable expansion of our EEP Mainline system and through development and acquisition of complementary businesses with a similar risk profile to our current crude oil and natural gas liquids transportation business. Please read "-- Growth Beyond Our EEP Mainline System."

     The entire Enbridge system serves as a strategic link between the western Canadian oil fields and the markets of the Midwest United States and eastern Canada. In response to market conditions, we plan to maintain the service capability of our EEP Mainline system and to expand its capacity and efficiency where appropriate. To the extent allowed under orders of the Federal Energy Regulatory Commission, which we refer to as the FERC or by agreement with customers, we expect to file additional tariff increases and surcharges from time to time to reflect these ongoing expansions.

TERRACE EXPANSION PROGRAM

     We and Enbridge are undertaking a major expansion of the entire Enbridge system that we refer to as the Terrace expansion program. This expansion program consists of a multi-phase expansion of both the U.S. and Canadian portions of the Enbridge system. Upon the completion of all three phases of the Terrace expansion program, we expect that approximately 350,000 barrels per day of capacity will be added to the Enbridge system.

     - Phase I of the Terrace expansion program was completed in 1999 and included construction of new 36-inch diameter pipeline facilities from Kerrobert, Saskatchewan to Clearbrook, Minnesota that added approximately 170,000 barrels per day of capacity to the Enbridge system. Our portion of the cost of Phase I was approximately $140 million.

     - Construction of Phase II of the Terrace expansion program began in June of this year and is scheduled to be completed in early 2002. While Phase II does not involve construction on our EEP Mainline system, we expect to benefit directly from the approximate 40,000 barrel per day increase in capacity of the Canadian portion of the Enbridge system as additional deliveries begin from the oil sands deposits in the Province of Alberta, referred to as the "Alberta oil sands."

     - Phase III of the Terrace expansion program is primarily designed to increase heavy oil transportation capacity on our EEP Mainline system between Clearbrook, Minnesota and Superior, Wisconsin by approximately 140,000 barrels per day. The Canadian Association of Petroleum Producers, whom we refer to as "CAPP", provided notice in June 2001 to proceed with this phase. Following regulatory approval, we expect construction on this phase of the program to begin in late 2001. The estimated cost of Terrace Phase III is approximately $210 million.

     - CAPP also has provided notification requesting that we add facilities to enhance market access to PADD 2. The project is part of the future phases portion of the Terrace expansion program. The estimated cost of this project is approximately $35 million and, subject to final approvals, is expected to be in service in 2003.

     Under a tariff agreement with our customers approved by the FERC in 1999, we implemented a tariff surcharge for the Terrace expansion program of approximately $0.013 per barrel (for light crude oil from the Canadian border to Chicago). On April 1, 2001, the surcharge was increased to $0.026 per barrel. The tariff surcharge assumes that all three phases of the Terrace expansion program will be completed.

PROSPECTS FOR GROWTH IN THE SUPPLY OF WESTERN CANADIAN CRUDE OIL

     We believe that the outlook for increased crude oil production in western Canada continues to be positive, as evidenced by the Enbridge Pipelines forecast and CAPP's recent request to proceed with Phase III of the Terrace expansion program. The timing of growth in the supply of western Canadian crude oil, however, will depend on the level of crude oil prices and drilling activity, and the timing of completion of projects to produce heavy and synthetic oil from the Alberta oil sands. In 2002, we anticipate that deliveries on our EEP mainline system will average approximately 1.35-1.43 million barrels per day based on a recent survey of shippers.

     In the long-term, we believe that we are well positioned to benefit from the expected increases in western Canadian crude oil supply through utilization of a combination of existing capacity and planned future expansion. Canada has substantial reserves of non-conventional hydrocarbon resources consisting predominantly of the Alberta oil sands. Firms involved in the production of heavy and synthetic crude oil from the oil sands region of western Canada have announced expansion projects over the next ten years with value in excess of Cdn. $40 billion and representing more than two million barrels per day of potential incremental production. Alberta oil sands projects are expected to provide substantial increases in the production of heavy and synthetic crude oil in western Canada well into the future.

GROWTH BEYOND OUR EEP MAINLINE SYSTEM

     Diversification of our energy transportation business through the development of complementary businesses and through acquisitions is a key objective of our strategic plan. We intend to focus our business development efforts on crude oil, refined products and natural gas pipelines, terminals and related facilities with a risk profile similar to that of our EEP Mainline system. We expect such assets will become available with the continuing rationalization of the energy infrastructure in the United States, as existing owners focus on other core aspects of their businesses. We are well positioned to participate in these opportunities, as we are an established, low-cost operator with a strong track record of reliability.

     We intend to expand beyond the market we currently serve in PADD 2 by seeking out new opportunities throughout the U.S. We are particularly interested in both crude oil and natural gas transportation opportunities in the U.S. Gulf Coast area. We intend to pursue actively opportunities to provide terminal and logistics solutions to the major crude oil and natural gas producers in this region.

     We regularly analyze and discuss potential acquisitions with others, some of which may be significant relative to our current size. We intend to finance our acquisition activities through a combination of new debt and equity financing, but our growth may be restrained if debt and equity capital are not available to us on acceptable terms or if we cannot obtain necessary approvals, including any required special committee approvals of acquisition from our affiliates.

     In May 2001, we completed a $35.4 million acquisition of our North Dakota System from an affiliate of Enbridge. We may in the future acquire other mature energy transportation assets from Enbridge or our general partner. Neither we nor Enbridge have identified any particular assets owned by Enbridge or our general partner for transfer to us, and no proposal for an acquisition of any of these assets is currently pending. We cannot predict which, if any, energy transportation assets owned by Enbridge or our general partner we may ultimately acquire or the terms of any such acquisitions. Any acquisition from Enbridge or our general partner will depend on a number of factors, including the availability of acceptable alternative acquisition opportunities from third parties and our financing capability at the time acquisition opportunities may arise.

                                  THE OFFERING

     The following information assumes, unless otherwise noted, that the underwriters do not exercise the option we have granted to them to purchase up to 337,500 additional Class A Common Units to cover over-allotments.

SECURITIES OFFERED............   2,250,000 Class A Common Units. (2,587,500
                                 Class A Common Units if the underwriters' over-allotment option is exercised in full).

UNITS TO BE OUTSTANDING AFTER
THE OFFERING..................   29,053,634 Class A Common Units (representing a
                                 86.4% limited partner interest)

                                 3,912,750 Class B Common Units (representing a 11.6% limited partner interest)

USE OF PROCEEDS...............   We estimate that we will receive net proceeds
                                 from the offering of approximately $90.4 million, or approximately $104.1 million if the underwriters' over-allotment option is exercised in full. We plan to use these net proceeds to fund a portion of the approximately
                                 $230 million purchase price for the pending acquisition of the East Texas System. Please read "Use of Proceeds".

RISK FACTORS..................   An investment in the Class A Common Units
                                 involves risk. Please read "Risk Factors" in this prospectus supplement and in the related prospectus.

NEW YORK STOCK EXCHANGE
SYMBOL........................   EEP

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     We have derived the summary historical financial data as of and for each of the years ended December 31, 1998, 1999 and 2000 from our audited financial statements and related notes. We have derived the summary historical financial and operating data as of September 30, 2000 and 2001 for the nine-month period then ended from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the nine-month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and related notes appearing in our Annual Report on Form 10-K, as amended by Forms 10-K/A, for the year ended December 31, 2000, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, both of which are incorporated by reference in this prospectus supplement and the related prospectus.

                                                                               NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                             ------------------------------   -------------------
                                               1998       1999       2000       2000       2001
                                             --------   --------   --------   --------   --------
                                                 (DOLLARS IN MILLIONS, EXCEPT PER UNIT DATA)
INCOME STATEMENT DATA:
Operating revenue..........................  $  287.7   $  312.6   $  305.6   $  232.0   $  228.9
                                             --------   --------   --------   --------   --------
  Power, operating and administrative
     expenses(1)...........................     140.9      124.5      128.0       92.7      110.9
  Depreciation.............................      41.4       57.8       61.1       45.8       46.9
                                             --------   --------   --------   --------   --------
Total operating expenses...................     182.3      182.3      189.1      138.5      157.8
                                             --------   --------   --------   --------   --------
Operating income...........................     105.4      130.3      116.5       93.5       71.1
Interest and other income..................       6.0        3.4        4.8        2.8        2.2
Interest expense...........................     (21.9)     (54.1)     (60.4)     (44.9)     (44.6)
Minority interest..........................      (1.0)      (0.9)      (0.7)      (0.6)      (0.4)
                                             --------   --------   --------   --------   --------
Net income.................................  $   88.5   $   78.7   $   60.2   $   50.8   $   28.3
                                             ========   ========   ========   ========   ========
Net Income per unit........................      3.07       2.48       1.78       1.53       0.72
Cash distribution per unit.................      3.36       3.50       3.50      2.625      2.625
Weighted average units outstanding
  (millions)...............................      26.2       28.0       28.9       28.9       29.8
FINANCIAL POSITION DATA (AT PERIOD END):
Cash and cash equivalents..................  $   47.0   $   40.0   $   37.2   $   57.9   $   48.5
Property, plant and equipment, net.........   1,296.2    1,321.3    1,281.9    1,286.1    1,280.7
          Total assets.....................   1,414.4    1,413.7    1,376.7    1,400.3    1,375.2
Long-term debt.............................     814.5      784.5      799.3      799.5      719.3
Total Partners' capital....................     495.0      586.1      535.9      554.1      558.0
OTHER FINANCIAL DATA:
EBITDA(2)..................................  $  146.8   $  188.1   $  177.6   $  139.3   $  118.0
Cash flow from operating activities........     103.6      101.6      117.3       98.1      110.1
Cash flow used in investing activities.....    (427.9)     (91.1)     (20.7)     (11.5)     (49.5)
Cash flow from (used in) financing
  activities...............................     252.7      (17.5)     (99.4)     (68.7)     (49.3)
Capital expenditures.......................     487.3       82.9       21.7       10.6       13.0

                                                                               NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                             ------------------------------   -------------------
                                               1998       1999       2000       2000       2001
                                             --------   --------   --------   --------   --------
OPERATING DATA:
Barrel miles (billions)(3).................       391        350        341        254        247
Deliveries (thousands of barrels per
  day)(4):
          United States....................       992        898        976        970        954
          Eastern Canada...................       570        471        362        361        352
                                             --------   --------   --------   --------   --------
               Total.......................     1,562      1,369      1,338      1,331      1,306
                                             ========   ========   ========   ========   ========

---------------

(1) For the nine months ended September 30, 2001, includes approximately $5.0 million in one time severance and lease termination costs and a reduction of $5.4 million in the value of oil inventory due to shippers.

(2) EBITDA is defined for this purpose as operating income before depreciation. EBITDA is used as a supplemental financial measurement in the evaluation of our business and should not be considered as an alternative to net income as an indicator of our performance or as an alternative to cash flow as a measure of liquidity. EBITDA is presented here to provide additional information.

(3) "Barrel miles" is a measurement of how fully a pipeline is used over its length and is calculated by multiplying the amount of each individual delivery (measured in barrels) by the distance it is shipped (measured in miles) and then adding the results so obtained for all deliveries.

(4) "Deliveries" means the amount of liquid hydrocarbons delivered by a pipeline to certain points along the system and is quantified using a barrel as a unit of measure. "Barrels per day" delivery data is a measurement of average deliveries for the indicated period and is computed by dividing the number of barrels delivered for the period by the number of days in the period.

                               TAX CONSIDERATIONS

     THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN CLASS A COMMON UNITS WILL DEPEND IN PART ON YOUR OWN TAX CIRCUMSTANCES. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN CLASS A COMMON UNITS.

     For a discussion of the principal U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of Class A Common Units, please read "Tax Considerations" in the related prospectus.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

     We estimate that if you purchase a Class A Common Unit in this offering and hold the unit through the record date for the distribution with respect to the final calendar quarter of 2004, you will be allocated an amount of U.S. federal taxable income for 2002, 2003 and 2004 that averages less than 10% of the amount of cash distributed to you with respect to each such period (assuming quarterly distributions on the Class A Common Units with respect to each such period are equal to $0.875 per unit).

     These estimates are based on numerous assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, growth, financings, cash flows and anticipated cash distributions. In particular, these estimates do not assume any acquisitions other than the East Texas System acquisition we plan to complete in late November or early December 2001. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control and to tax reporting positions (including estimates of the relative fair market values of our assets and the validity of curative allocations) that we have adopted or intend to adopt and with which the Internal Revenue Service could disagree. Accordingly, the estimates may not turn out to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material.

OWNERSHIP OF CLASS A COMMON UNITS BY TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN INVESTORS

     Ownership of Class A Common Units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read "Tax Considerations" and "Investment in Enbridge Energy by Employee Benefit Plans" in the related prospectus.

                                  RISK FACTORS

     Before you invest in our Class A Common Units, you should be aware that such an investment involves various risks, including those described below and in the related prospectus. If any of those risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Class A Common Units could decline, and you could lose all or part of your investment. You should consider carefully the risk factor below and those beginning on page 4 of the related prospectus, together with all of the other information included in this prospectus supplement, the related prospectus and the documents we have incorporated by reference before buying Class A Common Units.

  WE FACE RISKS IN COMPLETING THE EAST TEXAS SYSTEM ACQUISITION.

     We face risks whether or not we complete the East Texas System acquisition. The acquisition would include natural gas gathering, treating and processing assets in East Texas. Commodity price exposure is inherent in gas purchase and resale activities and in gas processing. To the extent we engage in hedging activities to reduce our commodity price exposure, we may be prevented from realizing the benefits of price increases above the level of the hedges. Further, hedging contracts are subject to the risk that the other party may prove unable or unwilling to perform its obligations under such contracts.

     The rates charged for certain services on the East Texas System are regulated by FERC under the Natural Gas Policy Act of 1978. Although the facilities that are the subject of the East Texas System acquisition are not subject to FERC jurisdiction under the Natural Gas Act, the FERC continually proposes and implements new rules and regulations affecting the natural gas industry and the rates subject to FERC's jurisdiction. New initiatives or orders may adversely affect the rates charged for services on the East Texas System.

     In anticipation of the East Texas System acquisition, we entered into hedge transactions to mitigate exposure to movements in the prices of natural gas and natural gas liquids. We have hedged approximately 9,000 Mmbtu per day of natural gas for periods of up to 10 years and 168,000 gallons per day of natural gas liquids. The transactions have the effect of reducing commodity price risks for natural gas owned or contracted for by the East Texas System, but also limit potential gains from commodity price increases. If we do not complete the East Texas System acquisition, we intend to unwind or assign these hedge transactions and could record a gain or loss at that time. We cannot assure you that we will complete the East Texas System acquisition.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of approximately $90.4 million. We plan to use these proceeds to fund a portion of the approximately $230 million purchase price for our pending acquisition of the East Texas System. We plan to fund the balance of the costs of that acquisition through new credit facilities obtained from commercial lenders or affiliates of Enbridge. Pending the closing of that acquisition, we may invest a portion of the proceeds in short-term investment grade securities. If we fail to consummate the acquisition of the East Texas System, we may use the net proceeds of this offering to reduce our revolving credit facilities, to fund expansions or other capital expenditures or to provide working capital.

     As of September 30, 2001, $109.3 million of indebtedness was outstanding under our revolving credit facility at a weighted average interest rate of 3.93% per annum, and $240.7 million was available for future borrowing. The revolving credit facility matures in September 2005, and the banks have provided us notice that they will not extend the maturity date.

     We are negotiating a new revolving credit facility with a total borrowing capacity of $600 million. Of that amount, $300 million would be available under a 364-day revolving facility that could be converted into a one-year term loan at the end of the 364-day period. The remaining $300 million would be available under a three-year revolving facility. We cannot assure you that we will complete the new facility.

                                 CAPITALIZATION

     The following table shows our capitalization at September 30, 2001, and as adjusted to give effect to:

     - this offering and the application of the estimated net offering proceeds to fund a portion of the approximately $230 million purchase price for our pending East Texas System acquisition; and

     - the incurrence of additional debt to fund the balance of the purchase price.

Please read "Use of Proceeds." You should read this table in conjunction with our financial statements and the notes to the financial statements incorporated by reference in this prospectus supplement and the related prospectus. The following table assumes that the underwriters do not exercise their option to purchase up to 337,500 additional Class A Common Units in the offering.

                                                              AS OF SEPTEMBER 30, 2001
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                               (DOLLARS IN MILLIONS)
Indebtedness for East Texas System acquisition..............        --         138.6
Long-term Debt:
  First Mortgage Notes......................................  $  310.0      $  310.0
  Revolving Credit Facility.................................     109.3         109.3
  7% Senior Notes due 2018..................................     100.0         100.0
  7 1/8% Senior Notes due 2028..............................     100.0         100.0
  7.9% Senior Notes due 2012................................     100.0         100.0
                                                              --------      --------
     Total Long-term Debt...................................     719.3         719.3
Partners' Capital...........................................     558.0         649.4
                                                              --------      --------
     Total Capitalization...................................  $1,277.3      $1,507.3
                                                              ========      ========

                                    BUSINESS

OVERVIEW

     We are a publicly traded Delaware limited partnership that owns and operates a regulated crude oil and natural gas liquids pipeline business in the United States through our subsidiary operating partnership. We also own and operate a North Dakota crude oil pipeline system through a wholly owned subsidiary. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Canada, serves as our general partner. Our general partner owns a 12.6% limited partner interest and a 1% general partner interest in us, as well as a 1% general partner interest in our subsidiary operating partnership. The remaining 86.4% limited partner interest in us is represented by 26,803,634 publicly traded Class A Common Units. The following chart shows our organization and ownership structure as of the date of this prospectus supplement before giving effect to this offering or our pending acquisition of the East Texas System. The ownership percentages referred to in this prospectus supplement reflect the approximate effective ownership interest in us and our subsidiary operating partnership on a combined basis.

                        [ENBRIDGE ORGANIZATIONAL CHART]

[Chart showing the organizational structure and equity ownership of the following companies:

Company                                Owner                                  Ownership Interest
-------                                -----                                  ------------------
Enbridge Pipelines Inc.                Enbridge Inc.                          100%

Enbridge Energy Company, Inc.          Enbridge Pipelines Inc.                100%

Enbridge Energy Partners, L.P.         Enbridge Energy Company, Inc.          12.6% limited partner interest
                                       Enbridge Energy Company, Inc.          1% general partner interest
                                       Public Unitholders                     86.4% limited partner interest

Enbridge Pipelines (North Dakota) LLC  Enbridge Energy Partners, L.P.         100%

Enbridge Energy, Limited Partnership   Enbridge Energy Partners, L.P.         98.9899% limited partner interest
                                       Enbridge Energy Company, Inc.          1.0101% general partner interest]

     We and an affiliate of Enbridge transport crude oil and other liquid hydrocarbons for our customers through the world's longest oil and natural gas liquids pipeline system, which we refer to as the "Enbridge system." We own the U.S. portion of the Enbridge system, and a subsidiary of Enbridge, Enbridge Pipelines Inc. ("Enbridge Pipelines"), owns the Canadian portion of the Enbridge system. The Enbridge system is the primary transporter of crude oil from western Canada to the United States and is the only pipeline system that transports crude oil from western Canada to eastern Canada. The Enbridge system serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada.

     The Enbridge system extends from Edmonton, Alberta, across the Canadian prairies to the United States border near Neche, North Dakota. From Neche the Enbridge system continues on to Superior, Wisconsin, where it splits into two branches with one branch traveling through the upper Great Lakes region and the other through the lower Great Lakes region of the United States. Both branches reenter Canada near Marysville, Michigan. From Marysville the Enbridge system continues on to Toronto, Ontario, with lateral lines to Nanticoke, Ontario and the Buffalo, New York area. The entire Enbridge system is approximately 3,100 miles long, including our EEP Mainline system, which is approximately 1,880 miles long.

     Crude oil shipments tendered to the Canadian portion of the Enbridge system originate in oil fields in the western Canadian provinces of Alberta, Saskatchewan, Manitoba and British Columbia and in the Northwest Territories of Canada. Shipments reach this portion of the Enbridge system through facilities owned and operated by third parties or affiliates of Enbridge Pipelines. Deliveries from the Canadian portion of the Enbridge system are currently made in the prairie provinces of Canada and, through our EEP Mainline system, to the Great Lakes and Midwest regions of the United States and to Ontario, Canada. These deliveries are made principally to refineries either directly or through connecting pipelines of other companies.

     Our EEP Mainline system includes 16 connections to pipelines and refineries at various locations in the United States, including the refining areas in and around Chicago, Illinois, Minneapolis-St. Paul, Minnesota, Detroit, Michigan, Toledo, Ohio, Buffalo, New York, and Patoka/Wood River, Illinois. Our EEP Mainline system has three main terminals at Clearbrook, Minnesota, Superior, Wisconsin and Griffith, Indiana. The terminals gather crude oil prior to injection into our EEP Mainline system and allow for more flexible scheduling of oil movements. All scheduling of shipments (including routes and storage) is handled by Enbridge Pipelines in coordination with us.

PROPERTIES

     Our EEP Mainline system consists of approximately 3,300 miles of pipe with diameters ranging from 12 inches to 48 inches, 60 main line pump station locations with more than approximately 667,000 installed horsepower and 58 crude oil storage tanks with an aggregate working capacity of approximately 10 million barrels. Our EEP Mainline system requires at all times for operation approximately 14 million barrels of oil in the pipeline, all of which is owned by the shippers. Our EEP Mainline system regularly transports up to 43 different types of liquid hydrocarbons including light, medium and heavy crude oil (including bitumen), condensate, synthetic crudes and natural gas liquids.

     Our EEP Mainline system is comprised of a number of separate segments as follows:

     - Canadian border to Clearbrook, Minnesota segment including portions of four pipelines consisting of 18-, 20-, 26-, and 34-inch diameter pipe, and a fifth line consisting of 36- and 48-inch diameter pipe, with a total combined capacity of approximately 1,727,000 barrels per day.

     - Clearbrook to Superior, Wisconsin segment including portions of three pipelines consisting of 18-, 26-, and 34-inch diameter pipe with a total capacity of approximately 1,395,000 barrels per day. This segment also includes approximately 80 miles of 48-inch pipeline looping that increases the capacity of this segment.

     - Superior to Marysville, Michigan segment consisting of 30-inch diameter pipe with a total capacity of approximately 491,000 barrels per day.

     - Superior to Chicago, Illinois area segment including two pipelines of 24- and 34-inch diameter pipe with a total capacity of approximately 889,000 barrels per day.

     - Chicago area to Marysville, Michigan segment consisting of a 30-inch diameter pipe with a total capacity of approximately 333,000 barrels per day.

     - Canadian border to Buffalo, New York segment consisting of 12- and 20-inch diameter pipe with a total capacity of approximately 74,000 barrels per day.

     The estimated capacities noted above take into account receipt and delivery patterns and ongoing pipeline maintenance, and reflect achievable pipeline capacity over long periods of time.

     We also own the North Dakota System, which consists of a 950-mile crude oil pipeline system with capacity of approximately 84,000 barrels per day. The North Dakota System transports crude oil from

Montana, North Dakota and western Canadian oil fields to our EEP Mainline system and to a connecting carrier at Clearbrook, Minnesota.

SUPPLY AND DEMAND FOR WESTERN CANADIAN CRUDE OIL

  SUPPLY

     Substantially all of the shipments delivered through our EEP Mainline system originate in oilfields in western Canada. Our system also receives:

     - U.S. and Canadian production at Clearbrook through a connection with the North Dakota System;

     - U.S. production at Lewiston, Michigan; and

     - both U.S. and offshore production in the Chicago area.

     Changes in supply from western Canada directly affect movements through the Canadian portion of the Enbridge system and, therefore, the supply available for transportation through our EEP Mainline system. Due to the integration of our EEP Mainline system and the Canadian portion of the Enbridge system, Enbridge Pipelines regularly prepares forecasts of western Canadian crude oil, which take into account deliveries on our EEP Mainline system.

     Enbridge Pipelines regularly updates its forecast of western Canadian crude oil supply. This is a long-term outlook which incorporates updated supply projections from producers of both conventional and non-conventional sources of crude oil. Most of the non-conventional supply included in the forecast is produced by oil sands projects. The forecast includes supply from existing operations, proposed expansions of existing operations and production from selected projects proposed for development.

     The forecast developed by Enbridge Pipelines in early 2001 projects that the supply of western Canadian crude oil will be approximately 2.2 million barrels per day in 2002 and approximately 2.5 million barrels per day in 2003. This updated forecast projects the supply of crude oil to rise to approximately
2.6 million barrels per day in 2004 and to approximately 3.0 million barrels per day by 2010. The forecast quantity of crude oil was made subject to numerous uncertainties and assumptions, including a crude oil price ranging from $24-26 per barrel from 2001-2005 rising to $29.00 per barrel in 2010. On November 20, 2001, the benchmark West Texas Intermediate crude oil price closed at $18.55 per barrel.

  DEMAND

     For strategic planning purposes, the U.S. government segregates the United States into five Petroleum Administration for Defense Districts, referred to as PADDs. The oil industry utilizes these districts in reporting statistics regarding oil supply and demand. Our system services the northern tier of PADD
2. We believe that modestly increasing crude oil demand and declining inland U.S. domestic production are contributing to an increasing need for importing crude oil into the PADD 2 market. We also believe that PADD 2 will continue to provide an excellent market for western Canadian shippers as returns to crude oil producers are expected to be attractive. Moreover, we believe that PADD 2 will remain the most attractive market for western Canadian supply since it is currently the largest North American processor of western Canadian heavy crude oil and has the greatest potential for converting refining capacity from light to heavy crude.

     Although western Canadian producers experience competition from Venezuelan and Mexican heavy crude oil in PADD 2, western Canadian heavy crude oil is expected to remain the dominant supply source for the region. We believe that Latin American heavy crude oil will continue to provide the balancing supply to the PADD 2 region. In the short-term, Latin American deliveries to PADD 2 are expected to decrease as the supply of western Canadian crude oil continues to recover from the negative impact of the price decline in 1998 and 1999. Over the long-term, we expect that producers of Latin American heavy crude oil will concentrate on the PADD 3 and PADD 5 markets, where they receive a higher return compared to PADD 2. The PADD 3 market consists of the states of Alabama, Arkansas, Louisiana,

Mississippi, New Mexico and Texas and the PADD 5 market consists of the states of Alaska, Arizona, California, Hawaii, Nevada, Oregon and Washington.

     Based on the most recent forecast completed by Enbridge Pipelines, exports from western Canada to the United States are projected to increase to approximately 1.81 million barrels per day in 2005 and to approximately 1.99 million by 2010. The 2010 forecast is over 700,000 barrels per day higher than exports in 2000. Of the exports to the United States, PADD 2 would receive approximately 1.45 million barrels per day in 2005, approximately 480,000 barrels per day higher than 2000.

     Deliveries to the Province of Ontario averaged approximately 360,000 barrels per day in 2000. Demand in the Province of Ontario is expected to grow to approximately 650,000 barrels per day by 2010. Since 1999, our deliveries to the Province of Ontario have been impacted by the reversal of Enbridge Line 9 from Montreal, Quebec to Sarnia, Ontario. Based on our forecast, and assuming no expansion of Line 9, our deliveries to the Province of Ontario are expected to approximate 2000 levels in 2001 and grow, on average, over 4% per year from 2002 through 2005. Deliveries to the Province of Ontario are forecasted to be approximately 580,000 barrels per day in 2010.

"REGULATION" -- "FERC REGULATION"

     As described in our Annual Report on Form 10-K, as amended by Forms 10-K/A, for the year ended December 31, 2000 under the captions
"Business -- Regulation -- FERC Regulation" and "Business -- Tariffs," our liquids pipeline operations are subject to rate regulation by the FERC under the version of the Interstate Commerce Act applicable to oil pipelines. Application of the FERC's standards for liquids pipeline rates has evolved over time and remains subject to uncertainties, including developments in rate cases involving other liquids pipelines. For example, on October 15, 2001, the FERC issued a preliminary order in a case entitled ARCO v. Calnev Pipe Line, L.L.C. (FERC Docket No. OR01-8-000), in which the Commission elaborated on its standards for challenges to indexed rates. Also, in the case involving Santa Fe Pacific Pipelines, L.P. ("SFPP"), which is discussed in the Form 10-K under the caption "Business -- Tariffs -- Other Pipeline Rate Cases," the Commission issued a second order on rehearing ("Opinion No. 435-B") on September 13, 2001, and on November 7, 2001, issued a further order granting clarification and rehearing in part. Petitions for review in the SFPP case are now expected to proceed in the U.S. Court of Appeals for the District of Columbia Circuit. Depending upon the ultimate outcome, rulings in these cases could adversely affect our pipeline rates if they were applied to us in a future rate proceeding.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of Class A Common Units set forth opposite the underwriter's name.

                                                               NUMBER OF
                                                                CLASS A
                                                              COMMON UNITS
UNDERWRITER                                                   ------------
Salomon Smith Barney Inc. ..................................   1,012,500
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................     787,500
A.G. Edwards & Sons, Inc. ..................................     450,000
                                                               ---------
          Total.............................................   2,250,000
                                                               =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the Class A Common Units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Class A Common Units (other than those covered by the over-allotment option described below) if they purchase any of the Class A Common Units.

     The underwriters propose to offer some of the Class A Common Units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Class A Common Units to dealers at the public offering price less a concession not to exceed $1.07 per Class A Common Unit. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per Class A Common Unit on sales to other dealers. If all of the Class A Common Units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 337,500 additional Class A Common Units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional Class A Common Units approximately proportionate to such underwriter's initial purchase commitment.

     Enbridge Energy and its general partner have agreed that, for a period of 90 days from the date of this prospectus supplement, they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any Class A or Class B Common Units or any securities convertible into or exercisable or exchangeable for Class A or Class B Common Units. Salomon Smith Barney, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     The Class A Common Units are listed on the New York Stock Exchange under the symbol "EEP."

     Because the National Association of Securities Dealers, Inc. views the Class A Common Units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional Class A Common Units.

                                                                   PAID BY ENBRIDGE
                                                                    ENERGY PARTNERS
                                                              ---------------------------
                                                                  NO            FULL
                                                               EXERCISE       EXERCISE
                                                              -----------   -------------
Per Unit....................................................  $     1.79     $     1.79
Total.......................................................  $4,027,500     $4,631,625

     In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell Class A Common Units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A Common Units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of Class A Common Units made in an amount up to the number of Class A Common Units represented by the underwriters' over-allotment option. In determining the source of Class A Common Units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of Class A Common Units available for purchase in the open market as compared to the price at which they may purchase Class A Common Units through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of Class A Common Units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of Class A Common Units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing Class A Common Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of Class A Common Units in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases Class A Common Units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A Common Units. They may also cause a price of the Class A Common Units to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may be discontinued at any time.

     We estimate that our total expenses of this offering will be approximately $500,000.

     The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We, together with our subsidiary operating partnership and our general partner, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Fulbright & Jaworski L.L.P., Houston, Texas, will issue opinions about the validity of the Class A Common Units offered hereby and various legal matters in connection with the offering on our behalf. Baker Botts L.L.P., the underwriters' counsel, will also issue opinions about various legal matters in connection with the offering on behalf of the underwriters.

PROSPECTUS

                       $500,000,000 CLASS A COMMON UNITS

                         ENBRIDGE ENERGY PARTNERS, L.P.
                     REPRESENTING LIMITED PARTNER INTERESTS

                             ---------------------

     We may offer and sell up to $500,000,000 of our Class A Common Units in one or more separate offerings with this prospectus. We will determine the prices and terms of the sales at the time of each offering and will describe them in a supplement to this prospectus.

     This prospectus can be used to offer or sell units only if it is accompanied by a prospectus supplement. The prospectus supplement will contain important information about us and the units that is not included in this prospectus. You should read this prospectus and the prospectus supplement carefully.

     We may sell these units to underwriters or dealers, or we may sell them directly to other purchasers. Please read "Plan of Distribution." The prospectus supplement will list any underwriters and the compensation that they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling the units, after we pay certain expenses of the offering.

     The Class A Common Units are listed on the New York Stock Exchange under the symbol "EEP." Prior to September 5, 2001, our name was Lakehead Pipe Line Partners, L.P. and our trading symbol was "LHP."

     Our executive offices are located at Lake Superior Place, 21 West Superior Street, Duluth, Minnesota 55802, and our telephone number is (218) 725-0100. After November 1, 2001, our executive offices will be located at 1100 Louisiana, Suite 2900, Houston, Texas 77002 and our telephone number will be (713) 650-8900.

     INVESTING IN THE UNITS INVOLVES RISK. YOU SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED OR REFERENCED UNDER "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS AND IN ANY APPLICABLE PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY UNITS.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             Dated October 10, 2001

                               TABLE OF CONTENTS

About this Prospectus.......................................    3
Risk Factors................................................    4
Where You Can Find More Information.........................   10
Forward-Looking Statements..................................   11
The Partnership.............................................   11
Use of Proceeds.............................................   12
Cash Distributions..........................................   12
Conflicts of Interest and Fiduciary Responsibilities........   17
Tax Considerations..........................................   20
Investment in Enbridge Energy by Employee Benefit Plans.....   35
Plan of Distribution........................................   36
Legal Matters...............................................   38
Experts.....................................................   38

                             ---------------------

     You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration process. Under this shelf registration process, we may sell the Class A Common Units described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of us and the Class A Common Units. Each time we sell Class A Common Units with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of the date on the cover page. You should carefully read both this prospectus and any prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

     As used in this prospectus, "we," "us," "our," and "Enbridge Energy" means Enbridge Energy Partners, L.P. and includes our subsidiary operating partnership, Enbridge Energy, Limited Partnership. "Enbridge" refers to Enbridge Inc. of Canada, which is the indirect owner of our general partner. We and Enbridge transport crude oil and other liquid hydrocarbons through the world's longest liquid petroleum pipeline system, which we refer to as the "System." We own the U.S. portion of the System, which we refer to as the "Enbridge Energy System" and a subsidiary of Enbridge, Enbridge Pipelines Inc., owns the Canadian portion of the System, which we refer to as the "Enbridge System." Our Class A Common Units represent limited partner interests in Enbridge Energy Partners, L.P. We also have limited partner interests that are represented by Class B Common Units. All of our Class B Units are owned by our general partner. The Class A Common Units and Class B Common Units are referred to in this prospectus as "units."

                                  RISK FACTORS

     Before you invest in our Class A Common Units, you should consider carefully the risk factors described below together with all of the other information included in the prospectus, any prospectus supplement and the documents we have incorporated by reference.

     If any of the following risks actually occur, then our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of the Class A Common Units could decline, and you could lose all or part of your investment.

RISKS OF OUR BUSINESS

  AN INADEQUATE SUPPLY OF WESTERN CANADIAN CRUDE OIL CAN ADVERSELY AFFECT OUR BUSINESS.

     The volume of shipments on the Enbridge Energy System and our financial performance depend on adequate supplies of western Canadian crude oil. Insufficient supplies can adversely affect our business by limiting shipments on our pipeline system. In 1999 and 2000, for example, our crude oil deliveries declined compared with 1998. This decline resulted primarily from decreased crude oil production in western Canada, which in turn resulted primarily from reduced spending levels for exploration and development activities in western Canada. These reduced spending levels resulted from low oil prices in 1998 and the first part of 1999. Our ability to increase deliveries and to expand the Enbridge Energy System in the future also depends on increased supplies of western Canadian crude oil.

     There is some risk that regulations of the Federal Energy Regulatory Commission, which we refer to as the "FERC," would not allow us to raise our rates if our pipeline system transported significantly less crude oil and if there was a large difference between our rates and our costs. Even if the FERC allowed us to raise our rates in such a case, we might still have lower revenues during the time before our rate increases became effective. If our pipeline system transports lower volumes of crude oil, our revenues could decrease, and we could have less cash to distribute to our unitholders.

  OUR PIPELINE SYSTEM MIGHT BE USED LESS IF DEMAND FOR CRUDE OIL AND NATURAL GAS LIQUIDS DECREASES.

     If our pipeline system transports lower volumes of crude oil and natural gas liquids, our revenues could decrease and we could have less cash to distribute to our unitholders. The volumes we transport depend largely on the demand for western Canadian crude oil and natural gas liquids in the Midwest region of the United States, which is the principal geographic area served by our pipeline system.

     A variety of factors could cause the demand for crude oil and natural gas liquids to fall in the markets that we serve. These factors include:

     - economic conditions;

     - fuel conservation measures;

     - alternative fuel requirements;

     - government regulation; and

     - technological advances in fuel economy and energy generation devices.

Demand for western Canadian crude oil in our geographic markets also is affected by the delivery of other crude oil and refined products into the same areas. Existing pipeline capacity for the delivery of crude oil to the Midwest region of the United States exceeds current refining capacity.

  A SUCCESSFUL CHALLENGE TO OUR TARIFF RATES COULD REDUCE OUR REVENUES.

     Since the Enbridge Energy System is an interstate common carrier, our tariff rates are regulated by the FERC under the Interstate Commerce Act. If our tariff rates were successfully challenged in the future and we had to lower rates, our revenues would be reduced. Application of the regulatory standards for establishing tariff rates for liquids pipelines is sometimes uncertain.

  COMPETITION WITH OTHER PIPELINES AND REFINERIES MAY REDUCE OUR REVENUES.

     We face competition for transporting western Canadian crude oil from other pipelines, which may reduce our revenues. We compete with other crude oil and refined product pipelines and other methods of delivering crude oil and refined products to the refining centers of Minneapolis-St. Paul, Minnesota; Chicago, Illinois; Detroit, Michigan; Toledo, Ohio; Buffalo, New York; Sarnia, Ontario and the refinery market and pipeline hub located in the Patoka/Wood River area of southern Illinois. Refineries in the markets we serve compete with those in western Canada for supplies of western Canadian crude oil. Shipments on our pipeline system may be reduced if producers choose to sell their crude oil for use in western Canada. Please read "Items 1 and 2. Business and Properties -- Competition" in our Form 10-K and Forms 10-K/A for the year ended December 31, 2001.

  COMPLIANCE WITH ENVIRONMENTAL REGULATIONS, INCLUDING ANY REMEDIATION OF SOIL OR WATER POLLUTION OR HYDROSTATIC TESTING OF OUR PIPELINE SYSTEM, MAY INCREASE OUR COSTS AND REDUCE OUR REVENUES.

     Our operations are subject to federal and state laws and regulations relating to environmental protection and operational safety. Pipeline operations always involve the risk of costs or liabilities related to environmental protection and operational safety matters. As a result, we may incur costs or liabilities of this type in the future. It is also possible that we will have to pay amounts in the future because of changes in environmental and safety laws or enforcement policies or claims for environmental-related damage to persons or property. If we cannot recover these costs from insurance or through higher tariffs, we could be adversely affected and we could have less cash to distribute to our unitholders.

     We have hydrostatically tested parts of our pipeline system in the past, which means that we have tested the structural integrity of our pipelines by filling them with water at high pressures. We may decide that we need to do additional hydrostatic testing in the future, or a regulatory authority may require such testing. If this testing occurs, it could result in significant expense arising out of treatment and disposal of the test water and lost transportation revenues while the pipelines are being tested. In addition, if Enbridge performs hydrostatic testing on its pipelines in Canada, this could reduce deliveries into our pipeline system because lower volumes would be received from western Canada.

  FUTURE ACQUISITIONS MAY BE UNSUCCESSFUL IF WE ARE UNABLE TO RAISE FINANCING ON ACCEPTABLE TERMS, IF WE INCORRECTLY PREDICT COMBINED RESULTS, OR IF WE ARE UNABLE TO INTEGRATE OPERATIONS AND MANAGEMENT.

     The acquisition of complementary businesses with risk profiles similar to that of our current crude oil and natural gas liquids transportation business is a focus of our strategic plan. Any acquisition may present various risks and challenges, including:

     - the risk of incorrect assumptions regarding the future combined results of the then-existing and to be acquired operations;

     - the risk of failing to integrate the operations or management of an acquired business or a significant delay in such integration; and

     - diversion of management's attention.

In addition, we may be unable to consummate any acquisitions in the future or be unable to raise, on terms acceptable to us, any debt or equity financing that may be required for any such acquisition.

  THE NEED FOR SPECIAL COMMITTEE OR UNITHOLDER APPROVALS MAY LIMIT OUR ABILITY TO GROW BY ACQUIRING ASSETS FROM ENBRIDGE.

     We may not be able to acquire assets from Enbridge or our general partner as part of our strategy to diversify our energy transportation business. We anticipate that the terms of any acquisition from Enbridge or our general partner would be either submitted for the approval of our unitholders or negotiated on our behalf by a special committee of the board of directors of our general partner comprised of members who are not otherwise affiliated with Enbridge or our general partner. The special committee would be authorized in its discretion to accept or reject any proposed acquisition from Enbridge or our general partner and to engage independent counsel and financial advisors to assist it.

RISKS ARISING FROM OUR PARTNERSHIP STRUCTURE AND RELATIONSHIPS WITH OUR GENERAL PARTNER

  OUR GENERAL PARTNER MAY HAVE CONFLICTS OF INTEREST.

     Since our general partner is related to both Enbridge and us, conflicts of interest between us and Enbridge may arise from time to time. The following situations could give rise to conflicts of interest:

     - The general partner determines the amount and timing of any capital expenditures, borrowings and reserves, which can impact the amount of cash that is distributed by us to our unitholders and to the general partner.

     - The general partner determines which expenditures are capital expenditures that are necessary to maintain our pipeline system. (Those expenditures reduce the cash from operations that is used to make distributions to our unitholders.)

     - The general partner determines whether to issue additional units or other equity securities or whether to purchase outstanding units.

     - The general partner controls payments to Enbridge for any services rendered for our benefit, subject to the limitations described in "Conflicts of Interest and Fiduciary Responsibilities."

     - The general partner determines which costs are reimbursable by us.

     - The general partner controls the enforcement of obligations owed to us by the general partner.

     - The general partner decides whether to retain separate counsel, accountants or others to perform services for us.

     There also may be conflicts of interest if Enbridge conducts businesses that compete with our pipeline system. We have an agreement with Enbridge that generally allows Enbridge to pursue its business interests, even if these interests involve pipelines in the U.S. This agreement and our partnership agreement do not restrict Enbridge from engaging in businesses that it was engaged in at the time of our initial public offering in December 1991, even if such business competes with ours. With the reversal of a section of the Enbridge System that extends from Sarnia to Montreal, which we refer to as "Line 9", Enbridge competes with us to supply crude oil to the Ontario market. Our agreement with Enbridge expressly permitted this reversal. Please read "Conflicts of Interest and Fiduciary Responsibilities."

     Our partnership agreement allows the general partner to resolve conflicts of interest by considering the interests of all the parties to the conflict. Therefore, the general partner can consider the interests of Enbridge if a conflict of interest arises. This is very different from the more familiar legal duty of a trustee, who must act solely in the best interests of the trust's beneficiary. Please read "Conflicts of Interest and Fiduciary Responsibilities."

     We are very dependent on Enbridge and the Enbridge System. Nearly all of the crude oil and natural gas liquids we ship comes from the Enbridge System in Canada, and shipments on our pipeline system are scheduled by Enbridge in coordination with our general partner. In addition, neither we nor the general partner has any employees. In operating our pipeline system, we and the general partner rely solely on employees of Enbridge and its affiliates.

  PROVISIONS OF OUR PARTNERSHIP AGREEMENT LIMIT THE GENERAL PARTNER'S FIDUCIARY DUTIES TO US AND TO OUR UNITHOLDERS.

     Our partnership agreement limits the fiduciary duties of the general partner to us and to our unitholders that would otherwise exist under Delaware law. In addition, our unitholders have effectively consented to certain actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under state law. These modifications of the standards of fiduciary duty may make it much more difficult for a unitholder to successfully challenge the actions of, or failure to act by, the general partner as being in breach of a fiduciary duty. Please read "Conflicts of Interest and Fiduciary Responsibilities."

  WE CAN ISSUE AN UNLIMITED NUMBER OF ADDITIONAL UNITS OR OTHER EQUITY SECURITIES, AND ANY ISSUANCES COULD RESULT IN REDUCED CASH DISTRIBUTIONS TO YOU AND HARM THE MARKET VALUE OF YOUR UNITS.

     We can issue an unlimited number of additional units or other equity securities, including equity securities with rights to distributions and allocations or rights in liquidation superior to the Class A Common Units offered by this prospectus. If we issue more units or other equity securities, your proportionate ownership interest in Enbridge Energy will be reduced. This could cause the market price of your units to fall, reduce the cash distributions paid to you as a unitholder, or both.

  OUR GENERAL PARTNER CAN SELL ITS CLASS B COMMON UNITS, WHICH COULD HARM THE MARKET VALUE OF YOUR UNITS.

     A public sale by the general partner of a significant portion of the 3,912,750 Class B Common Units that it currently owns could reduce the market price of your Class A Common Units. Our partnership agreement allows the general partner to cause us to register for public sale any units held by the general partner or its affiliates. Since the Class B Common Units are economically similar to your Class A Common Units, a public sale of Class B Common Units could absorb some of the trading market demand for Class A Common Units. In addition, the general partner and its affiliates may sell their units in private transactions at any time, which could have a similar effect on the market for your Class A Common Units.

  THE GENERAL PARTNER MAY INCREASE OUR CASH RESERVES, WHICH MAY REDUCE YOUR CASH DISTRIBUTIONS.

     The general partner has broad discretion in establishing cash reserves for the proper conduct of our business. These cash reserves include reserves for future capital expenditures. If we increase cash reserves, the amount of cash that we can distribute to our unitholders may decrease.

  YOUR CONTROL OVER OUR MANAGEMENT IS LIMITED AND IT IS DIFFICULT TO REMOVE THE GENERAL PARTNER.

     The general partner generally manages the activities of Enbridge Energy, and unitholders do not have the right to elect the general partner or its directors or officers on an annual basis. In addition, it is difficult to remove our general partner because the vote of at least 66 2/3% of the outstanding Class A Common Units is required to do so. As a result, the unitholders have only limited control over our management.

  YOU MAY BE REQUIRED TO SELL YOUR CLASS A COMMON UNITS TO THE GENERAL PARTNER AT A TIME OR ON TERMS THAT ARE UNSATISFACTORY TO YOU.

     If at any time less than 15% of the outstanding units are held by persons other than the general partner and its affiliates, the general partner has the right to purchase all of the outstanding units at the price described in our partnership agreement, which may be lower than the then current market price. You may be required to sell your units at a time you did not wish to do so and at a price that is less than the current market price for your Class A Common Units.

  IT IS DIFFICULT TO ENFORCE CIVIL LIABILITIES AGAINST OUR OFFICERS, DIRECTORS AND CONTROLLING PERSONS.

     Some of the officers and directors of our general partner and some of our controlling persons (as defined under U.S. federal securities laws) are not U.S. residents and have most of their assets outside of the United States. As a result, it might be difficult for you to serve process on these persons. You might want to serve process on them if you are suing them for civil liabilities under U.S. federal securities law. Our Canadian lawyers have told us that it may not be possible to enforce U.S. judgments against these persons if the judgment is based solely on the U.S. federal securities laws.

RISKS RELATED TO OUR DEBT AND OUR ABILITY TO DISTRIBUTE CASH

  AGREEMENTS RELATING TO OUR DEBT RESTRICT OUR ABILITY TO MAKE CASH DISTRIBUTIONS, WHICH COULD ADVERSELY AFFECT THE VALUE OF YOUR UNITS, AND TO INCUR ADDITIONAL DEBT, WHICH MAY RESTRICT OUR ABILITY TO GROW THROUGH ACQUISITIONS.

     Our debt agreements relating to our First Mortgage Notes, our Revolving Credit Facility and our Senior Notes contain various restrictions. Most importantly,

     - our First Mortgage Notes restrict the amount of new debt that our operating partnership can issue and may restrict its operations;

     - our Revolving Credit Facility restricts the amount of new debt that we and our operating partnership can issue and may restrict our operations and those of our operating partnership; and

     - our First Mortgage Notes and the Revolving Credit Facility restrict cash distributions that the operating partnership can make to us.

This is important because the operating partnership is our primary source of cash. Therefore, restrictions on the operating partnership's ability to make distributions to us may reduce our ability to make distributions to you. In addition, the operating partnership will be prevented from making distributions to us if there is a continuing default on any of its debt.

RISKS RELATED TO TAXES

     You are encouraged to read "Tax Considerations" for a more complete discussion of the expected and potential material income tax consequences of owning and disposing of Class A Common Units.

  WE MAY BE CLASSIFIED AS AN ASSOCIATION TAXABLE AS A CORPORATION RATHER THAN AS A PARTNERSHIP, WHICH WOULD SUBSTANTIALLY REDUCE THE VALUE OF OUR CLASS A COMMON UNITS.

     Our classification as an association taxable as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you, and this would likely result in a substantial reduction in the value of your Class A Common Units. If we are classified as an association taxable as a corporation, items of our income, gain, loss, deduction and credit would not flow through to you. In addition, we would have to pay U.S. federal income tax on our net income at corporate rates. Distributions that we make to you would be treated as dividend income to the extent of current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. In the absence of earnings and profits, those distributions would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units or as capital gain after your tax basis in your units is reduced to zero.

     Fulbright & Jaworski L.L.P., our legal counsel, has rendered its opinion that, under current law, Enbridge Energy will be classified as a partnership for U.S. federal income tax purposes. Counsel's opinion is based on certain factual representations made by the general partner. If any of those facts are incorrect, particularly facts relating to the nature of our gross income, Enbridge Energy could be classified as an association taxable as a corporation for U.S. federal income tax purposes. Please read "Tax
Considerations -- Partnership Status" elsewhere in this prospectus.

  IF THE IRS DOES NOT RESPECT OUR CURATIVE TAX ALLOCATIONS, YOUR AFTER-TAX RETURN ON YOUR INVESTMENT IN OUR CLASS A COMMON UNITS WOULD BE ADVERSELY AFFECTED.

     Our partnership agreement allows curative allocations of income, deduction, gain and loss by us to account for differences between the tax basis and fair market value of property at the time the property is contributed or deemed contributed to Enbridge Energy and to account for differences between the fair market value and book basis of our assets existing at the time of issuance of any Class A Common Units. If the Internal Revenue Service, which we refer to as the "IRS," does not respect our curative allocations, ratios of taxable income to cash distributions received by the holders of Class A Common Units will be materially higher than any estimates in any accompanying prospectus supplement.

  YOUR TAX LIABILITY COULD EXCEED YOUR CASH DISTRIBUTIONS OR PROCEEDS FROM SALES OF CLASS A COMMON UNITS.

     You will be required to pay U.S. federal income tax and, in some cases, state and local income taxes on your allocable share of our income, even if you do not receive cash distributions from us. You will not necessarily receive cash distributions equal to the tax on your allocable share of our taxable income. Further, if we have a large amount of nonrecourse liabilities, you may incur a tax liability that is greater than the money you receive when you sell your Class A Common Units. See "Tax Considerations -- Allocation of Enbridge Energy's Income, Gain, Losses, Deductions and Credits" and "Tax
Considerations -- Disposition of Class A Common Units."

  A UNITHOLDER MAY BE REQUIRED TO FILE TAX RETURNS WITH AND PAY INCOME TAXES TO THE STATES WHERE WE OWN PROPERTY AND CONDUCT BUSINESS.

     In some cases, a unitholder may be required to file income tax returns with and pay income taxes to the states in which we own property and conduct business, which are currently Illinois, Indiana, Michigan, Minnesota, Montana, New York, North Dakota and Wisconsin. In the future, we may acquire property or do business in other states or in foreign jurisdictions. In addition to tax liabilities to such state and foreign jurisdictions, the owner of a Class A Common Unit may also incur tax and filing responsibilities to localities within such jurisdictions.

  OWNERSHIP OF CLASS A COMMON UNITS RAISES ISSUES FOR TAX-EXEMPT ENTITIES AND OTHER INVESTORS.

     An investment in our Class A Common Units by tax-exempt entities, including employee benefit plans, individual retirement accounts, Keogh plans and other retirement plans, regulated investment companies and foreign persons raises issues unique to them. Virtually all of the income derived from our Class A Common Units by a tax-exempt entity will be "unrelated business taxable income" and will be taxable to the tax-exempt entity. Additionally, no significant part of our gross income will be considered qualifying income for purposes of determining whether a unitholder qualifies as a regulated investment company. Further, a unitholder who is a nonresident alien, a foreign corporation or other foreign person will be required to file a federal income tax return and pay tax on his share of our taxable income because he will be regarded as being engaged in a trade or business in the United States as a result of his ownership of a Class A Common Unit.

  OUR REGISTRATION WITH THE SECRETARY OF THE TREASURY AS A "TAX SHELTER" MAY INCREASE YOUR RISK OF AN IRS AUDIT.

     Because we are a registered "tax shelter" with the Secretary of the Treasury, a unitholder may face an increased risk of an IRS audit resulting in taxes payable on our income as well as income not related to us. We could be audited by the IRS and adjustments to our income or losses could be made. Any unitholder owning less than a 1% profit interest in us has very limited rights to participate in the income tax and audit process. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder is responsible for any tax owed as the result of an examination of his personal tax return.

  OUR TREATMENT OF A PURCHASER OF CLASS A COMMON UNITS AS HAVING THE SAME TAX BENEFITS AS THE SELLER COULD BE CHALLENGED, RESULTING IN A REDUCTION IN VALUE OF THE CLASS A COMMON UNITS.

     Because we cannot match transferors and transferees of Class A Common Units, we are required to maintain the uniformity of the economic and tax characteristics of these units in the hands of the purchasers and sellers of these units. We do so by adopting certain depreciation conventions that do not conform with all aspects of the Treasury regulations. An IRS challenge to these conventions could adversely affect the tax benefits to you of ownership of the Class A Common Units and could have a negative impact on their value. Please read "Tax Considerations -- Uniformity of Class A Common Units."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and other reports and other information with the SEC. You may read and copy any materials we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. Our SEC filings are also available at our website at http://www.enbridgepartners.com. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Class A Common Units offered by this prospectus.

     - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "Form 10-K"), filed March 30, 2001 (File No. 1-10934);

     - Our Current Report on Form 8-K filed March 13, 2001 (File No. 1-10934);

     - Our Current Report on Form 8-K filed May 7, 2001 (File No. 1-10934);

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed May 15, 2001 (File No. 1-10934);

     - Our Current Report on Form 8-K filed May 17, 2001 (File No. 1-10934);

     - Our Current Report on Form 8-K filed June 4, 2001 (File No. 1-10934);

     - Our Current Report on Form 8-K filed June 13, 2001 (File No. 1-10934);

     - Our Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000 (the "Form 10-K/A"), filed July 12, 2001 (File No. 1-10934);

     - The description of the Class A Common Units contained in our Registration Statement on Form 8-A, dated November 14, 1991, as amended by Amendment No. 1 to Form 8-A on Form 8, filed December 9, 1991, Amendment No. 2 on Form 8-A/A, filed May 2, 1997 and Amendment No. 3 on Form 8-A/A, filed August 8, 2001 (File No. 1-10934);

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed August 14, 2001 (File No. 1-10934);

     - Our Current Report on Form 8-K filed September 5, 2001 (File No. 1-10934); and

     - Our Second Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, filed October 9, 2001 (File No. 1-10934).

We will provide you a copy of these filings, at no cost, if you contact us at:

        Mr. Tracy Barker
        Investor Relations
        800-525-3999
        403-231-5949
        investor@enbridgepartners.com

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus, any accompanying prospectus supplement and the documents we incorporate by reference contain forward-looking statements. These statements use forward-looking words such as "may," "will," "anticipate," "believe," "expect," "project" or other similar words. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition or state other "forward-looking" information. These statements reflect Enbridge Energy's current views with respect to future events and are subject to various risks, uncertainties and assumptions including, but not limited, to the price of crude oil, the supply of western Canadian crude oil, the willingness of western Canadian producers to ship on the Enbridge Energy System, governmental regulatory policies, competitive factors, our ability to acquire other companies and assets and other conditions. These factors and conditions are subject to risks and uncertainties that may cause our actual results to differ substantially from those expressed or implied by these statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                THE PARTNERSHIP

     We are a publicly traded Delaware limited partnership that owns and operates a regulated crude oil and natural gas liquids pipeline business in the United States. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge, serves as our general partner. We and Enbridge transport crude oil and other liquid hydrocarbons for our customers through the world's longest liquid petroleum pipeline system. We own the United States portion of the System and a subsidiary of Enbridge, Enbridge Pipelines, owns the Canadian portion of the System. The System is the primary transporter of crude oil from western Canada to the United States and is the only pipeline system that transports crude oil from western Canada to eastern Canada. The System serves all the major refining centers in the Great Lakes region of the United States, as well as the Province of Ontario, Canada.

     Crude oil shipments tendered to the System originate primarily in oil fields in the western Canadian provinces of Alberta, Saskatchewan, Manitoba and British Columbia and in the Northwest Territories of Canada. Shipments reach the System through facilities owned and operated by third parties or affiliates of Enbridge. Deliveries from the System are currently made in the prairie provinces of Canada and, through the Enbridge Energy System, to the Great Lakes and Midwest regions of the United States and to Ontario, Canada. These deliveries are made principally to refineries either directly or through connecting pipelines of other companies or affiliates of Enbridge.

     The System extends from Edmonton, Alberta, across the Canadian prairies to the United States border near Neche, North Dakota. From Neche, the System continues on to Superior, Wisconsin, where it splits into two branches with one branch traveling through the upper Great Lakes region and the other through the lower Great Lakes region of the United States. Both branches reenter Canada near Marysville, Michigan. From Marysville, the System continues on to Toronto, Ontario, with lateral lines to Nanticoke, Ontario and the Buffalo, New York area. The System is approximately 3,100 miles long, including the Enbridge Energy System in the United States, which is approximately 1,880 miles long.

     Enbridge handles all scheduling of shipments, including routes and storage, in coordination with us. The Enbridge Energy System includes 15 connections to other pipelines and refineries at various locations in the United States, including the refining areas in and around Minneapolis-St. Paul, Minnesota, Chicago, Illinois, Detroit, Michigan, Toledo, Ohio, Buffalo, New York and Patoka/Wood River, Illinois. The Enbridge Energy System has three main terminals at Clearbrook, Minnesota, Superior, Wisconsin and Griffith, Indiana. The terminals are used to gather crude oil prior to injection into the Enbridge Energy System and to provide tankage in order to allow for more flexible scheduling of oil movements.

                                USE OF PROCEEDS

     Unless otherwise specified in a related prospectus supplement, the net proceeds received by us from the sale of the Class A Common Units will be used for general partnership purposes, including the operation and expansion of our pipeline system, acquisitions and the repayment of debt incurred for these purposes. As of the date of this prospectus, we have not definitively identified any material acquisitions of businesses or assets for which we may use a portion of the net proceeds of this offering. We anticipate that any businesses or assets that we acquire in the future would be complementary to our existing businesses and have comparable risk profiles.

                               CASH DISTRIBUTIONS

GENERAL

     One of our principal objectives is to generate cash from our operations and to distribute Available Cash to our unitholders and our general partner. "Available Cash" means generally, with respect to any calendar quarter, the sum of all of our cash receipts plus net reductions to cash reserves less the sum of all of our cash disbursements and net additions to cash reserves. The full definition of Available Cash is set forth in "-- Certain Defined Terms." The definition of Available Cash permits our general partner to establish cash reserves that it determines are necessary or appropriate to provide for the proper conduct of our business (including cash reserves for future capital expenditures), to stabilize distributions of cash to our unitholders and the general partner or as necessary to comply with the terms of any of our agreements or obligations. The general partner has broad discretion in establishing reserves, and its decisions regarding reserves could have a significant impact on the amount of Available Cash distributed to our unitholders and the general partner. The timing of additions and reductions to reserves may impact the amount of incentive distributions payable to the general partner and may result in the realization of taxable income by unitholders before funds related to that income are distributed.

     We will distribute 100% of our Available Cash as of the end of each calendar quarter on or about 45 days after the end of such calendar quarter to unitholders of record on the record date and to the general partner. The record date will generally be the last day of the month immediately following the close of a calendar quarter.

     Cash distributions will be characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. The distinction is important because it affects the amount of cash that is distributed to the unitholders relative to the general partner. To the extent a distribution is Cash from Interim Capital Transactions, the general partner may receive a smaller share. Please read "-- Quarterly Distributions of Available
Cash -- Distributions of Cash from Operations" and "-- Quarterly Distributions of Available Cash -- Distributions of Cash from Interim Capital Transactions" below.

     Cash from Operations, which is determined on a cumulative basis, generally means the $54 million cash balance we had on the date of our initial public offering in 1991, plus all cash generated by our operations, after deducting related cash expenditures, reserves and certain other items.

     Cash from Interim Capital Transactions is generated by:

     - borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business);

     - sales of units or other equity interests for cash; and

     - sales or other dispositions of any assets for cash (other than inventory, accounts receivable and other current assets and assets disposed of in the ordinary course of business).

     The full definitions of Cash from Operations, Interim Capital Transactions and Cash from Interim Capital Transactions are set forth in "-- Certain Defined Terms."

     Cash distributions will be treated as distributions of Cash from Operations if the sum of all amounts distributed to the unitholders and to the general partner (including any incentive distributions) does not exceed the aggregate amount of all Cash from Operations from December 27, 1991 (the date Enbridge Energy commenced operations) through the end of the calendar quarter prior to such distribution. Any cash distributed in excess of that amount will be deemed to constitute Cash from Interim Capital Transactions and distributed accordingly. Please read "-- Quarterly Distributions of Available Cash" and
"-- Distributions of Cash from Interim Capital Transactions" and "-- Adjustment of the Target Distributions."

     If we distribute cash that is Cash from Interim Capital Transactions in an aggregate amount per unit equal to $21.50 (the offering price of the Class A Common Units in our initial public offering in December 1991), the distinction between Cash from Operations and Cash from Interim Capital Transactions will cease, and all cash will, in general, be distributed as Cash from Operations. Please read "-- Quarterly Distributions of Available Cash" and "-- Distributions of Cash from Interim Capital Transactions." To date, we have not distributed Cash from Interim Capital Transactions. We do not anticipate distributing significant amounts of Cash from Interim Capital Transactions in the future.

     Capital expenditures that are necessary to maintain our pipeline system (as opposed to expanding or improving it) will reduce the amount of Cash from Operations. Therefore, if the general partner determines that a substantial portion of our capital expenditures were necessary to maintain our pipeline system, the amount of cash distributions that are deemed to constitute Cash from Operations might decrease and the amount of cash distributions that are Cash from Interim Capital Transactions might increase.

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

     We will distribute to our unitholders and our general partner 100% of our Available Cash for each quarter. The amount of cash distributed will depend on our future performance.

DISTRIBUTIONS OF CASH FROM OPERATIONS

     Quarterly distributions of Cash from Operations will be divided as follows:

     First, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received distributions of $0.59 per unit for such quarter (the "First Target Distribution");

     Second, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received distributions of $0.70 per unit for such quarter (the "Second Target Distribution");

     Third, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received distributions of $0.99 per unit for such quarter (the "Third Target Distribution"); and

     Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

     The following table illustrates the allocation of Cash from Operations among the unitholders and the general partner for each quarter.

                                                                 MARGINAL PERCENTAGE INTEREST
                                                                        IN DISTRIBUTION
                                                                 -----------------------------
                                      QUARTERLY DISTRIBUTION     UNITHOLDERS   GENERAL PARTNER
                                    --------------------------   -----------   ---------------
First Target Distribution.........         up to $0.59               98%              2%
Second Target Distribution........  over $0.59 and up to $0.70       85%             15%
Third Target Distribution.........  over $0.70 and up to $0.99       75%             25%
Thereafter........................          over $0.99               50%             50%

DISTRIBUTIONS OF CASH FROM INTERIM CAPITAL TRANSACTIONS

     Distributions of Cash from Interim Capital Transactions will be made 98% to all unitholders, pro rata, and 2% to the general partner until all distributions of Cash from Interim Capital Transactions since our initial public offering aggregate $21.50 per unit. Thereafter, all distributions will be distributed as if they were Cash from Operations, and because the Target Distributions will have been reduced to zero, as described under "-- Adjustment of the Target Distributions," the general partner's share of distributions of Available Cash will increase, in general, to 50% of all distributions of Available Cash. Notwithstanding the foregoing, if the Target Distributions have been reduced to zero as a result of distributions of Cash from Interim Capital Transactions and the holders of the Class A Common Units have ever failed to receive the First Target Distribution, distributions will first be made 98% to all holders of Class A Common Units and 2% to the general partner until there has been distributed in respect of each Class A Unit then outstanding (taking into account all prior distributions of Available Cash constituting Cash from Operations) Available Cash constituting Cash from Operations since inception in an amount equal to the First Target Distribution for all periods since inception. To date, the holders of the Class A Common Units have always received at least the First Target Distribution.

     Distributions of Cash from Interim Capital Transactions will not reduce Target Distributions in the quarter in which they are distributed.

ADJUSTMENT OF THE TARGET DISTRIBUTIONS

     The Target Distributions will be proportionately adjusted if any combination or subdivision of units occurs (whether effected by a distribution payable in units or otherwise). In addition, if a distribution is made of Cash from Interim Capital Transactions, the Target Distributions will be adjusted downward by multiplying each amount, as the same may have been previously adjusted, by a fraction, the numerator of which is the Unrecovered Initial Unit Price (as defined below) immediately after giving effect to such repayment and the denominator of which is the Unrecovered Initial Unit Price immediately prior to such repayment. The "Unrecovered Initial Unit Price" is the amount by which $21.50 exceeds the aggregate per unit distributions of Cash from Interim Capital Transactions on the Class A Common Units. If and when the Unrecovered Initial Unit Price is zero, the Target Distributions each will have been reduced to zero.

     The Target Distributions may also be adjusted if legislation is enacted that causes us to become taxable as a corporation or otherwise subjects us to taxation as an entity for federal income tax purposes. In such event, the Target Distributions for each quarter thereafter would be reduced to an amount equal to the product of (i) each of the Target Distributions multiplied by (ii) one minus the sum of (x) the effective federal income tax rate to which we are subject as an entity (expressed as a fraction) plus (y) the effective overall state and local income tax rate to which we are subject as an entity (expressed as a fraction) for the taxable year in which such quarter occurs.

DISTRIBUTION OF CASH ON LIQUIDATION

     When we dissolve or liquidate, our assets will be sold or otherwise disposed of, and the capital account balances of the unitholders and the general partner will be adjusted to reflect any resulting gain or loss. The proceeds of liquidation will first be applied to the payment of our creditors in the order of priority provided in our partnership agreement and by law and thereafter will be distributed to the unitholders and the general partner in accordance with their respective capital account balances, as adjusted.

     Generally, the holders of Class A Common Units will have no preference over the general partner or holders of Class B Units upon our dissolution and liquidation and will instead be entitled to share with the general partner and the holders of Class B Units in the remainder of our assets in proportion to their respective capital account balances as adjusted as provided in our partnership agreement. Any gain (or unrealized gain attributable to assets distributed in kind) will be allocated among the unitholders and the general partner as follows:

     First, to each unitholder and the general partner having a deficit balance in its capital account to the extent of and in proportion to such deficit balance;

     Second, any remaining gain would be allocated 98% to all unitholders, pro rata, and 2% to the general partner, until the capital account for each Class A Unit is equal to the Unrecovered Capital (as defined below) in respect of such Class A Unit;

     Third, any then remaining gain would be allocated 98% to the holders of Class B Units, pro rata, and 2% to the general partner until the capital account for each Class B Unit is equal to the Unrecovered Capital in respect of such Class B Unit;

     Fourth, any then remaining gain would be allocated 98% to all unitholders, pro rata, and 2% to the general partner until the capital account for each unit is equal to the sum of the Unrecovered Capital in respect of such unit plus any cumulative arrearages then existing in the First Target Distribution in respect of such unit for each quarter since inception;

     Fifth, any then remaining gain would be allocated 85% to all unitholders, pro rata, and 15% to the general partner until the capital account for each unit is equal to the sum of:

     - the Unrecovered Capital in respect of such unit, plus

     - any cumulative arrearages then existing in the First Target Distribution in respect of such unit, plus

     - the excess of the Second Target Distribution over the First Target Distribution for each quarter since inception, less

     - the amount of any distributions of Available Cash constituting Cash from Operations in respect of such unit in excess of the First Target Distribution that were distributed 85% to the unitholders pro rata and 15% to the general partner for each quarter since inception

     (the sum of the second and third bullet points less the fourth bullet point being the "Target Amount");

     Sixth, any then remaining gain would be allocated 75% to all unitholders, pro rata, and 25% to the general partner, until the capital account for each unit is equal to the sum of:

     - the Unrecovered Capital in respect of each unit, plus

     - the Target Amount, plus

     - the excess of the Third Target Distribution over the Second Target Distribution for each quarter since inception, less

     - the amount of any distributions of Available Cash constituting Cash from Operations in respect of such unit in excess of the Second Target Distribution that were distributed 75% to the unitholders pro rata and 25% to the general partner for each quarter since inception; and

     Thereafter, any then remaining gain would be allocated 50% to all unitholders, pro rata, and 50% to the general partner.

     Unrecovered Capital with respect to a unit means, in general, the amount equal to the excess of (i) $21.50 over (ii) the aggregate per unit distributions of Cash from Interim Capital Transactions in respect of such unit. Any loss or unrealized loss will be allocated to the unitholders and the general partner first in proportion to the positive balances in the unitholders' and general partner's capital accounts until all such balances are reduced to zero, and, thereafter, to the general partner.

CERTAIN DEFINED TERMS

     The following terms have the respective meanings set forth below:

     "Available Cash" means, with respect to any calendar quarter, the sum of:

          (a) all cash receipts of Enbridge Energy during such quarter from all sources (including distributions of cash received from the Operating Partnership); and

          (b) any reduction in cash reserves established in prior quarters (either by reversal or utilization),

     less the sum of:

          (aa) all cash disbursements of Enbridge Energy during such quarter (excluding cash distributions to unitholders and to the general partner);

          (bb) any cash reserves established in such quarter in such amounts as the general partner shall determine to be necessary or appropriate in its reasonable discretion

        - to provide for the proper conduct of the business of Enbridge Energy (including cash reserves for possible rate refunds or future capital expenditures) or

        - to provide funds for distributions with respect to any of the next four quarters; and

          (cc) any other cash reserves established in such quarter in such amounts as the general partner determines in its reasonable discretion to be necessary because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which Enbridge Energy is a party or by which it is bound or its assets are subject.

     Taxes paid by Enbridge Energy on behalf of, or amounts withheld with respect to, all or less than all of the unitholders shall not be considered cash disbursements of Enbridge Energy that reduce "Available Cash," but the payment or withholding thereof shall be deemed to be a distribution of "Available Cash" to such unitholders. Alternatively, in the discretion of the general partner, such taxes (if pertaining to all unitholders) may be considered to be cash disbursements of Enbridge Energy that reduce "Available Cash," but the payment or withholding thereof shall not be deemed to be a distribution of "Available Cash" to unitholders. Notwithstanding the foregoing, "Available Cash" shall not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established after commencement of the dissolution and liquidation of Enbridge Energy.

     "Cash from Interim Capital Transactions" means cash distributed by Enbridge Energy in excess of the cumulative amount that is Cash from Operations.

     "Cash from Operations" means, at any date but prior to the commencement of the dissolution and liquidation of Enbridge Energy, on a cumulative basis, the cash balance of Enbridge Energy at December 27, 1991 (excluding any cash on hand from the exercise of the Underwriters' over-allotment option), plus all cash receipts of Enbridge Energy from its operations (excluding any cash proceeds from Interim Capital Transactions) during the period since December 27, 1991 through such date less the sum of:

     - all cash operating expenditures of Enbridge Energy, including, without limitation, taxes paid by Enbridge Energy as an entity after December 27, 1991;

     - all cash debt service payments of Enbridge Energy during such period (other than payments or prepayments of principal and premium required by reason of loan agreements (including covenants and default provisions therein) or by lenders, in each case in connection with sales or other dispositions of assets or made in connection with refinancing or refunding of indebtedness, provided that any payment or prepayment of principal, whether or not then due, shall be determined at the election and in the discretion of the general partner to be refunded or refinanced by any indebtedness incurred or to be incurred by Enbridge Energy simultaneously with or within 180 days prior to or after such payment or prepayment to the extent of the principal amount of such indebtedness so incurred);

     - all cash capital expenditures of Enbridge Energy during such period necessary to maintain the service capability of our pipeline system;

     - an amount equal to the incremental revenues collected pursuant to a rate increase that are, at such date, subject to possible refund and for which the general partner has established a cash reserve;

     - any cash reserves outstanding as of such date that the general partner determines in its reasonable discretion to be necessary or appropriate to provide for the future cash payment of items of the type referred to in
       (a) through (c) above; and

     - any cash reserves outstanding as of such date that the general partner determines to be necessary or appropriate in its reasonable discretion to provide funds for distributions with respect to any one or more of the next four quarters, all as determined on a consolidated basis after elimination of intercompany items and the general partner interest of the general partner in the Operating Partnership.

     Taxes paid by Enbridge Energy on behalf of, or amounts withheld with respect to, all or less than all of the unitholders shall not be considered cash operating expenditures of Enbridge Energy that reduce "Cash from Operations," but the payment or withholding thereof shall be deemed to be a distribution of Available Cash to such unitholders. Alternatively, in the discretion of the general partner, such taxes (if pertaining to all unitholders) may be considered to be cash disbursements of Enbridge Energy that reduces "Cash from Operations," but the payment or withholding thereof shall not be deemed to be a distribution to unitholders.

     "Interim Capital Transactions" means in general, extraordinary transactions that have an impact on the capital of Enbridge Energy, which are defined in the Partnership Agreement to be:

     - borrowings and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by Enbridge Energy;

     - sales of equity interests by Enbridge Energy; and

     - sales or other voluntary or involuntary dispositions of any assets of Enbridge Energy (other than sales or other dispositions of inventory in the ordinary course of business, sales or other dispositions of other current assets including accounts receivable or sales or other dispositions of assets as part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of Enbridge Energy.

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

     Certain conflicts of interest could arise as a result of the relationships among us, the general partner and Enbridge and its affiliates. The general partner makes all decisions relating to us. The following officers of the general partner who make such decisions are also officers of Enbridge and its affiliates:

     - D.C. Tutcher (President);

     - L.H. DeBriyn (Vice President, Special Projects);

     - G. L. Sevick (Vice President, Operations);

     - M.A. Maki (Controller);

     - J.K. Whelen (Treasurer);

     - J.L. Balko (Chief Accountant); and

     - C. Kaitson (Corporate Secretary).

     In addition, Enbridge indirectly owns all of the capital stock of the general partner. The directors and officers of Enbridge have fiduciary duties to manage Enbridge, including its investments in its affiliates (including the general partner), in a manner beneficial to the shareholders of Enbridge. In general, the general partner has a fiduciary duty to manage us in a manner beneficial to the unitholders. However, our partnership agreement allows the general partner to take into account the interests of parties in addition to us and the unitholders in resolving conflicts of interest. Our partnership agreement also may restrict the remedies available to unitholders for actions taken that might otherwise constitute breaches of fiduciary duty. The duties of the directors and officers of the general partner and Enbridge to their shareholders and affiliates may, therefore, conflict with the duties of the general partner to the unitholders.

     Potential conflicts of interest could arise in the situations described below, among others:

          (a) The amount of cash expenditures, borrowings and reserves in any quarter may affect whether or the extent to which there is sufficient Cash from Operations to make distributions to the unitholders. In addition, the general partner's determination to make a capital expenditure to maintain our pipeline system or its determination as to what portion of a capital expenditure was made to maintain our pipeline system may have the same effect. Borrowings and issuances of additional units also increase the amount of Available Cash and, in the case of working capital borrowings, the amount of Cash from Operations. The Partnership Agreement provides that any borrowings by us, or the approval thereof by the general partner, will not constitute a breach of any duty by the general partner to us or the unitholders, including borrowings that have the purpose or effect of enabling the general partner to receive incentive distributions. Further, any actions taken by the general partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Cash from Operations and Interim Capital Transactions will not breach any duty of the general partner to us or the unitholders. Please read "Cash Distributions."

          (b) Under the terms of our partnership agreement and the partnership agreement of the Operating Partnership, the general partner will exercise its discretion in managing our business. As a result, the general partner is not restricted from paying Enbridge or its affiliates for any services rendered on terms that are fair and reasonable to us. The general partner will determine which of its direct or indirect costs (including costs allocated to the general partner by Enbridge and its affiliates) are reimbursable by us. Employees of Enbridge and its affiliates currently provide services to the general partner for our benefit pursuant to a Services Agreement between Enbridge (U.S.) Inc., an affiliate of Enbridge, and the general partner. Substantially all of the shipments of crude oil and natural gas liquids delivered by the Enbridge Energy System originate from the Enbridge System, and Enbridge handles all scheduling of shipments (including routes and storage) in coordination with us.

          (c) The general partner has certain varying percentage interests and priorities with respect to Available Cash. Please read "Cash Distributions." The timing and amount of cash receipts may be affected by various determinations made by the general partner under our partnership agreements (including, for example, those relating to the timing of any capital transaction, the establishment and maintenance of reserves, the timing of expenditures, the incurrence of debt and other matters).

          (d) Enbridge and its affiliates may from time to time offer to us the opportunity to acquire selected mature assets held by U.S. subsidiaries of Enbridge. The terms of any sales of assets from Enbridge or its affiliates to us will involve a conflict of interest. The general partner intends that any transactions will be subject to negotiation and approval by a special committee of independent members of our general partner's board of directors.

          (e) Neither of our partnership agreements nor any of the other contemporaneous agreements, contracts and arrangements between us, on the one hand, and the general partner, Enbridge and its affiliates, on the other hand, were or will be the result of arm's-length negotiations. The interests of the unitholders have not been represented by separate legal counsel in connection with the preparation of such agreements, contracts or arrangements.

          (f) The decision whether we or the general partner should purchase outstanding units at any time may involve the general partner or Enbridge in a conflict of interest.

          (g) Enbridge and its affiliates (other than the general partner) are expressly permitted by the terms of our partnership agreement to engage in any businesses and activities, including in certain instances, those in direct competition with us, except as described below under "-- Restrictions on General Partner Activity."

          (h) As a matter of practice and whenever possible, the general partner limits the liability under our contractual arrangements to all assets, with the other party to have no recourse against the general partner or its assets other than its interest in us. In some circumstances, that may result in the terms of the transaction being less favorable to us than would otherwise be the case. Our partnership agreement provides that such action does not constitute a breach of the general partner's fiduciary obligations.

          (i) We are, and may in the future be, a party to various agreements to which the general partner and its affiliates, including Enbridge, are also parties and that provide certain benefits to us. However, unitholders do not have the right under these agreements to enforce directly the obligations of the general partner or of those affiliates in our favor. Therefore, the unitholders must depend on the general partner to enforce those obligations, including obligations that it or its affiliates may owe to Enbridge Energy.

RESTRICTIONS ON GENERAL PARTNER ACTIVITY

     The general partner's activities are restricted. The sole business of the general partner is to act as general partner of us and our Operating Partnership, to manage certain subsidiaries and to undertake ancillary activities. Further, our partnership agreement provides that no subsidiary of the general partner will engage in or acquire any business that is in direct material competition with the business as conducted at the time of our formation in 1991, subject to the exceptions set forth below. None of the instruments to which we or the Operating Partnership is a party imposes any restriction on the ability of Enbridge and its affiliates, other than the general partner, to engage in any business. Enbridge agreed, however, in a separate agreement (the "Distribution Support Agreement") that for so long as an affiliate of Enbridge is the general partner of us and our Operating Partnership, Enbridge and its other subsidiaries will not engage in or acquire any business that is in direct material competition with our business as conducted at the time of our formation in 1991, subject to the following important exceptions:

     First, there is no restriction on the ability of Enbridge and its other subsidiaries to continue to engage in businesses, including the normal development of those businesses in the future, in which they were engaged as of December 1991 and that are or may be in the future in competition with us;

     Second, the scope of the competition restriction is limited geographically to those routes and products in respect of which we provided transportation as of December 1991. For example, Enbridge and its other subsidiaries would be permitted to acquire a pipeline business in which transportation is made over routes not served by us or involving products not transported by us as of December 1991;

     Third, Enbridge and its other subsidiaries may acquire any competitive business as part of a larger acquisition so long as the majority of the value of the business or assets acquired, in Enbridge's judgement, is not attributable to the competitive business; and

     Fourth, Enbridge and its other subsidiaries may acquire any competitive business if it is first offered for acquisition to us and we fail to approve, after submission to a unitholder vote, the making of such acquisition. The approval of the holders of a majority of the outstanding units (excluding any units held by the general partner and its affiliates) is required for us to exercise our right to accept such an offer.

     Except as specified above, Enbridge and its affiliates are not restricted by the terms of the Distribution Support Agreement or our partnership agreements from engaging in businesses that may be in competition with us. In addition, our partnership agreement specifically states that it will not constitute a breach of the general partner's fiduciary duty for Enbridge or its other subsidiaries to take advantage of any business opportunity in preference to or to the exclusion of us, except as specifically limited by the restrictions described above.

FIDUCIARY RESPONSIBILITIES OF THE GENERAL PARTNER

     The general partner is generally accountable to us and the unitholders as a fiduciary. Consequently, the general partner must exercise good faith and integrity in handling our assets and affairs. In contrast to the relatively well-developed state of the law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by general partners to the other partners and to their partnerships is relatively undeveloped. The Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners. Our partnership agreement, as permitted by the Delaware Act, contains various provisions that have the effect of restricting the fiduciary duties that might otherwise be owed by the general partner to us and our partners. In addition, holders of Class A Common Units are deemed to have consented to certain actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under state law.

     Our partnership agreement provides that whenever a conflict of interest arises between the general partner or its affiliates, on the one hand, and us or any unitholder, on the other hand, the general partner will be authorized, in resolving such conflict or determining such action, to consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices, if applicable, generally accepted accounting or engineering practices or principles and such additional factors as the general partner determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. The same considerations will apply whenever our partnership agreement requires the general partner to act in a manner that is fair and reasonable to us or the unitholders. Thus, unlike the strict duty of a trustee who must act solely in the best interests of his beneficiary, our partnership agreement permits the general partner to consider the interests of all parties to a conflict of interest, including the interests of the general partner and its affiliates, including Enbridge. Our partnership agreement also provides that in certain circumstances the general partner will act in its sole discretion, in good faith or pursuant to other appropriate standards.

     Our partnership agreement also provides that any standard of care and duty imposed on the general partner will be modified, waived or limited as required to permit the general partner to act under our partnership agreement and to make any decision pursuant to the authority prescribed in our partnership agreement so long as such action is reasonably believed by the general partner to be in our best interests. Further, our partnership agreement provides that the general partner will not be liable for monetary damages to us or the unitholders for errors of judgement or for any other acts or omissions if the general partner acted in good faith. We are required, under the terms of our partnership agreement, to indemnify the general partner and its officers, directors, employees and agents against liabilities, costs and expenses, if the general partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. This indemnification provision could include indemnification of the general partner for its negligent acts.

     The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself or all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

     The fiduciary obligations of general partners is a developing area of the law. The general partner has not obtained an opinion of counsel covering the provisions set forth in our partnership agreement that purport to waive or restrict fiduciary duties of the general partner.

                               TAX CONSIDERATIONS

     This section was prepared by Fulbright & Jaworski L.L.P., our tax counsel ("Counsel"), and discloses all material U.S. federal income tax consequences to individuals who are citizens or residents of the United States. Unless otherwise noted, this section is Counsel's opinion with respect to the matters set forth except for statements of fact and the representations and estimates of the results of future operations of the general partner included in such discussion as to which no opinion is expressed. Counsel bases its opinions on its interpretation of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations issued thereunder, judicial decisions, the facts set forth in this prospectus and factual representations made by the general partner. Counsel's opinions are subject to both the accuracy of such facts and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to changes and interpretations that may or may not be retroactively applied.

     We have not requested a ruling from the Internal Revenue Service ("IRS") with respect to our classification as a partnership for federal income tax purposes or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. We may need to resort to administrative or court proceedings to sustain some or all of Counsel's conclusions, and some or all of these conclusions ultimately may not be sustained. The costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner. Furthermore, neither we nor Counsel can assure you that the tax consequences of investing in units will not be significantly modified by future legislation or administrative changes or court decisions. Any such modifications may or may not be retroactively applied.

     It is impractical to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the transactions contemplated by the sale of units made by this prospectus and of an investment in such units. Moreover, taxpayers such as tax-exempt entities, regulated investment companies and insurance companies may be subject to rules and regulations unique to their status or form of organization in addition to those rules and regulations described herein. A prospective unitholder is encouraged to consult his own tax advisor about the tax consequences peculiar to his circumstances. Unless the context otherwise requires, references in this section to "Enbridge Energy," "we" or "us" are references to both Enbridge Energy and the Operating Partnership.

PARTNERSHIP STATUS

     An organization that is classified for U.S. federal income tax purposes as a partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account in computing his U.S. federal income tax liability his allocable share of income, gains, losses, deductions and credits of the partnership, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted tax basis in his partnership interest.

     Counsel is of the opinion that, under current law, Enbridge Energy and the Operating Partnership will each be classified as a partnership for U.S. federal income tax purposes. Counsel has rendered its opinion in reliance upon the accuracy of the following representations made by the general partner:

          1. Neither Enbridge Energy nor the Operating Partnership has elected or will elect to be classified as an association taxable as a corporation.

          2. Enbridge Energy and the Operating Partnership have been operated and will be operated in accordance with applicable state partnership statutes and their respective partnership agreements.

          3. For each taxable year, more than 90% of the gross income of Enbridge Energy has been and will be income that is "qualifying income" within the meaning of Section 7704(d) of the Code.

     Counsel's opinion as to the classification of Enbridge Energy is based on the assumption that if the general partner ceases to be a general partner, any successor general partner (or general partners) will make and satisfy such representations. In this regard, if the general partner were to withdraw as a general partner at a time when there is no successor general partner, or if the successor general partner could not satisfy the above representations, then the IRS might attempt to classify Enbridge Energy as an association taxable as a corporation.

     Counsel's opinion as to the partnership status of Enbridge Energy is based principally upon its interpretation of Treasury Regulations under Section 7701 of the Code and Section 7704 of the Code, and upon the continuing accuracy of the representations made by the general partner described above.

     Section 7704 of the Code provides that publicly traded partnerships will, generally, be taxed as corporations. Section 7704 of the Code provides an exception to its general rule (the "Natural Resource Exception") in the case of a publicly traded partnership if 90% or more of its gross income for every taxable year consists of "qualifying income." Whether Enbridge Energy will continue to meet the Natural Resource

Exception is a matter to be determined by Enbridge Energy's operations and the facts existing at the time of determination. However, the general partner will use its best efforts to cause Enbridge Energy to operate in such fashion as is necessary for Enbridge Energy to continue to meet the Natural Resource Exception.

     If Enbridge Energy fails to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), Enbridge Energy will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day in which it fails to meet the Natural Resource Exception) in return for stock in such corporation, and then distributed such stock to the Partners in liquidation of their interests in Enbridge Energy. This contribution and liquidation should be tax-free to unitholders and Enbridge Energy, so long as Enbridge Energy, at such time, does not have liabilities in excess of the adjusted tax basis of its assets. Thereafter, Enbridge Energy will be treated as an association taxable as a corporation for U.S. federal income tax purposes.

     If Enbridge Energy is classified as a corporation for U.S. federal income tax purposes, Enbridge Energy will be a separate taxpayer, and its income, gains, losses, deductions and credits will be reported on its own U.S. federal income tax return instead of being passed through to unitholders. Enbridge Energy's net income will be subject to U.S. federal income tax at the applicable corporate rate. Distributions made to unitholders generally will be treated as either a taxable dividend to the extent of its current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, or, in the absence of earnings and profits, as a nontaxable return of capital to the extent of the unitholder's adjusted tax basis in his units and thereafter as taxable capital gain, provided the units are held as "capital assets" within the meaning of Section 1221 of the Code. Accordingly, the classification of Enbridge Energy as an association taxable as corporation would result in a material reduction in a unitholder's cash flow and after-tax return.

     The discussion below is based on the assumption that Enbridge Energy and the Operating Partnership will each be classified as a partnership for U.S. federal income tax purposes. If that assumption proves to be erroneous, most, if not all, of the tax consequences described below would not be applicable to unitholders, and distributions to unitholders would be materially reduced.

LIMITED PARTNER STATUS

     Unitholders who become limited partners pursuant to the provisions of our partnership agreement will be treated as partners of Enbridge Energy for U.S. federal income tax purposes.

     Counsel is also of the opinion that (i) assignees who have executed and delivered transfer applications and are awaiting admission as limited partners and (ii) unitholders whose units are held in street name or by another nominee will be treated as partners for U.S. federal income tax purposes. As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver such transfer applications, Counsel's opinion does not extend to such persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive certain tax information or reports furnished to unitholders unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application with respect to such units.

     A beneficial owner of units whose units have been transferred to a "short seller" to complete a short sale would appear to lose his status as a partner with respect to such units for U.S. federal income tax purposes. Please read "-- Tax Treatment of Operations -- Treatment of Units Loaned to Cover Short Sales."

     Income, gain, losses, deductions and credits would not appear to be reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by such a unitholder would be fully taxable as ordinary income. These holders are encouraged to consult their own tax advisors with respect to their status as partners in Enbridge Energy for U.S. federal income tax purposes.

TAX CONSEQUENCES OF UNIT OWNERSHIP

  FLOW-THROUGH OF TAXABLE INCOME

     No U.S. federal income tax will be paid by Enbridge Energy. Instead, each unitholder will be required to report on his income tax return his allocable share of income, gains, losses, deductions and credits without regard to whether he receives cash distributions. Consequently, a unitholder may be allocated income from Enbridge Energy even if he has not received a cash distribution. Each unitholder will be required to report on his U.S. federal income tax return his allocable share of our income, gain, losses, deductions and credits for our taxable year ending with or within the taxable year of the unitholder.

  TREATMENT OF ENBRIDGE ENERGY DISTRIBUTIONS

     Cash distributions by Enbridge Energy generally will not be taxable to a unitholder for U.S. federal income tax purposes to the extent of his adjusted tax basis in his units immediately before the distribution. Cash distributions in excess of a unitholder's adjusted tax basis generally will be considered to be a gain from the sale or exchange of the units, taxable in accordance with the rules described under "Disposition of Class A Common Units" below. Any reduction in a unitholder's share of Enbridge Energy's liabilities for which no partner, including the general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to such unitholder. To the extent that distributions by Enbridge Energy cause a unitholder's "at risk" amount, as determined under Section 465 of the Code, to be less than zero at the end of any taxable year, he must recapture as income in the year of such distributions any losses deducted in previous years. Please read "-- Limitations on Deductibility of Enbridge Energy Losses."

     A decrease in a unitholder's percentage interest in Enbridge Energy because of its issuance of additional units will decrease his share of Enbridge Energy's nonrecourse liabilities, thus resulting in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his basis in his units, if such distribution reduces the unitholder's share of Enbridge Energy's "unrealized receivables" (including depreciation recapture) and/or "substantially appreciated inventory items," as such terms are defined in Section 751 of the Code (collectively, "Section 751 Assets"). Our partnership agreement provides that recapture income will be allocated, to the extent possible, to the unitholders who were allocated the deductions giving rise to the treatment of gain as recapture income. Such allocations, along with allocations in accordance with principles under Section 704(c) of the Code, should minimize the risk to a holder of Class A Common Units of recognition of ordinary income under Section 751(b) of the Code upon a non-pro rata distribution of cash or property. The IRS may contend, however, that such a deemed exchange of Section 751 Assets has occurred and therefore, ordinary income must be recognized under Section 751(b) of the Code by unitholders on such a non-pro rata distribution of cash or other property.

  SPECIAL ALLOCATION OF GROSS INCOME

     As provided in our partnership agreement, the holders of Class A Common Units may be allocated amounts of gross income that would otherwise be allocated to the holders of Class B Units (the "Special Allocation"). With respect to taxable years 1999 and 2000, the amounts of the Special Allocations were $11 million and $13 million, respectively. Thereafter, the Special Allocation to be made each year will increase by $2 million every two years until the taxable year beginning with 2012, for which the Special Allocation will be $25 million for that year and for each taxable year thereafter. Notwithstanding the above, the Special Allocation will not be made (or will be reduced) in any taxable year to the extent that a purchaser of a Class A Common Unit in Enbridge Energy's initial public offering would be allocated taxable income with respect to such taxable year that would exceed 65% of the amount of cash distributed to such a unitholder with respect to that taxable year. However, there can be no assurance that the ratio of taxable income to cash distributed with respect to any taxable year will not exceed 65%. Based on the current level of distributions, the general partner anticipates that the Special Allocation will be used in its entirety for the taxable year 2001. To the extent that the Special Allocation is not made in any year, it cannot be carried forward.

  TAX BASIS OF UNITS

     A unitholder's initial tax basis in his units will be the amount paid for the units plus his share of Enbridge Energy's nonrecourse liabilities. The initial tax basis will be increased by the unitholder's share of Enbridge Energy's income and by increases in his share of Enbridge Energy's nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from Enbridge Energy, by the unitholder's share of Enbridge Energy's losses and by the unitholder's share of expenditures of Enbridge Energy that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Enbridge Energy's debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of Enbridge Energy's nonrecourse liabilities. Please read "-- Disposition of Class A Common Units -- Recognition of Gain or Loss."

  LIMITATIONS ON DEDUCTIBILITY OF ENBRIDGE ENERGY LOSSES

     The deduction by a unitholder of his share of Enbridge Energy's losses will be limited to the adjusted tax basis in his units (the "basis limitation") and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" under Section 465 of the Code (the
" "at risk" limitation") with respect to Enbridge Energy's activities, if that amount is less than his adjusted tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his "at risk" amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his adjusted tax basis or "at risk" amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the "at risk" limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the "at risk" limitation or basis limitation is no longer utilizable.

     Under Section 465 of the Code, a unitholder will generally be "at risk" to the extent of his adjusted tax basis in his units, excluding any portion of the basis attributable to his share of Enbridge Energy's nonrecourse liabilities, reduced by any amount of money the unitholder borrowed to purchase his units if the lender of such borrowed funds owns an interest in Enbridge Energy, is related to such unitholder or can look only to the purchased units for repayment. A unitholder's "at risk" amount will increase or decrease as the adjusted tax basis of the unitholder's units increases or decreases (other than tax basis increases or decreases attributable to increases or decreases in his share of Enbridge Energy nonrecourse liabilities).

     The passive loss limitation under Section 469 of the Code generally provides that individuals, estates, trusts and certain closely held corporations and personal service corporations can only deduct losses from passive activities (generally activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from such passive activities. The passive loss limitation is to be applied separately with respect to each publicly traded partnership. Consequently, a unitholder's allocable share of any passive losses generated by Enbridge Energy, if any, will only be available to offset future passive income generated by Enbridge Energy and will not be available to offset income from other passive activities or investments (including other publicly traded partnerships) or salary or active business income. Passive losses that are not deductible because they exceed the unitholder's allocable share of the income generated by Enbridge Energy may be deducted in full when the unitholder disposes of his entire investment in Enbridge Energy in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, such as the "at risk" limitation and the basis limitation.

  LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued that characterize "net passive income" from a publicly traded partnership as "investment income" for purposes of the limitations on the deductibility of investment interest, and until such Treasury Regulations are issued, "net passive income" from a publicly traded partnership shall be treated as "investment income." Therefore, a unitholder's "net passive income" from Enbridge Energy will be treated as "investment income" for this limitation on interest deductions. In addition, the unitholder's share of Enbridge Energy's portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - a partnership's interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF ENBRIDGE ENERGY'S INCOME, GAIN, LOSSES, DEDUCTIONS AND CREDITS

     In general, if Enbridge Energy has a net profit, items of income, gain, losses, deductions and credits will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in Enbridge Energy. If Enbridge Energy has a net loss, items of income, gain, losses, deductions and credits generally for both book and tax purposes will be allocated, first, to the general partner and the unitholders in accordance with their respective percentage interests to the extent of their positive capital accounts (as maintained under our partnership agreement), and second, to the general partner. In addition, by reason of the Special Allocation discussed in "-- Tax Consequences of Unit Ownership -- Special Allocation of Gross Income," there is a high probability that the holders of Class A Common Units will continue to be allocated amounts of gross income with respect to taxable years of Enbridge Energy that would otherwise be allocated to the holders of Class B Units. Although Enbridge Energy does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Enbridge Energy income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible. On a liquidating sale of assets, our partnership agreement provides separate gain and loss allocations designed, to the extent possible, to eliminate a deficit in any unitholder's capital account and to produce capital accounts that, when followed on liquidation, will result in each unitholder recovering the Unrecovered Capital, and his distributive share of any additional value.

     Notwithstanding the above, as required by Section 704(c) of the Code, certain items of Enbridge Energy's income, deduction, gain and loss will be specially allocated for U.S. federal income tax purposes to account for the difference between the adjusted tax basis and fair market value of property contributed to Enbridge Energy by the general partner ("Contributed Property"), and to account for the difference between the fair market value of Enbridge Energy's assets and their carrying value on Enbridge Energy's books at the time of any offering made pursuant to this prospectus. In addition, certain items of recapture income will be allocated to the extent possible to the unitholder allocated the deduction or curative allocation (discussed below) giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some unitholders, but these allocations may not be respected by the IRS. If these allocations of recapture are not respected, the amount of the income or gain allocated to a unitholder will not change but instead a change in the character of the income allocated to the unitholder would result.

     Treasury Regulations permit curative allocations similar to those provided for by our partnership agreement. However, the application of those Treasury Regulations in the context of a publicly traded partnership existing at the time of promulgation is unclear. Because such curative allocations are consistent with Counsel's view of the purposes of Section 704(c) and with the principles of the Treasury Regulations, Counsel believes that it is unlikely that the IRS will challenge the curative allocations. However, if the IRS were to litigate the matter, it is uncertain whether the curative allocations would be respected by a court.

Counsel believes that there is substantial authority (within the meaning of Section 6662 of the Code) for Enbridge Energy's tax reporting position, and that no penalties would be applicable if the IRS were to litigate successfully against the curative allocations. Because Enbridge Energy has a relatively low tax basis in its properties, a successful challenge by the IRS of the curative allocation would result in ratios of taxable income to cash distributions received by holders of Class A Common Units that are materially higher than the estimates that may be set forth in any accompanying prospectus supplement.

     Counsel is of the opinion that, with the exception of the curative allocations, the Special Allocation and the allocation of recapture income discussed above will be respected for U.S. federal income tax purposes in determining each unitholder's allocable share of Enbridge Energy's income, gain, loss and deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of partnership taxable items, and investors should be aware that some of the allocations in our partnership agreement may be successfully challenged by the IRS.

     If an allocation contained in our partnership agreement is not respected for U.S. federal income tax purposes, notwithstanding the opinion of Counsel, items of income, gain, loss, deduction and credit will be reallocated to the unitholders and the general partner in accordance with their respective interests in such items. Such reallocation among the unitholders and the general partner of such items of income, gain, loss, deduction and credit allocated under our partnership agreement could result in additional taxable income to the unitholders. If the Special Allocation is not given effect, the gross income subject to these allocations will be allocated to the holders of Class B Units.

TAX TREATMENT OF OPERATIONS

  INCOME AND DEDUCTIONS IN GENERAL

     Each unitholder will be required to report on his U.S. income tax return his allocable share of Enbridge Energy's income, gain, loss, deduction and credit for the taxable year of Enbridge Energy ending within or with the taxable year of the unitholder. Such items must be included on the unitholder's U.S. federal income tax return without regard to whether Enbridge Energy makes a distribution of cash to the unitholder.

     A unitholder who owns units at any time during a quarter and who disposes of such units prior to the record date set for a distribution with respect to such quarter will be allocated items of Enbridge Energy's income and gain attributable to the months in such quarter during which such units were owned but will not be entitled to receive such cash distribution.

  ACCOUNTING METHOD AND TAXABLE YEAR

     Enbridge Energy uses the calendar year as its taxable year and the accrual method of accounting for U.S. federal income tax purposes.

  INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

     The tax basis established for the various assets of Enbridge Energy will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The aggregate tax basis established for the assets contributed to Enbridge Energy by the general partner was initially equal to the adjusted tax basis of the general partner in such assets immediately before their contribution to Enbridge Energy. Please read "Allocation of Enbridge Energy's Income, Gain, Losses, Deductions and Credits."

     Enbridge Energy has both tangible assets of substantial value (including the pipeline and related equipment) and rights of way of substantial value. Amortization deductions in respect of such assets are based on determinations as to their relative fair market values and useful lives by Enbridge Energy. The IRS may (i) challenge either the fair market values or the useful lives assigned to such assets or (ii) seek to characterize intangible assets as nonamortizable goodwill. If any such challenge or characterization were successful, the deductions allocated to a unitholder in respect of such assets would be reduced or eliminated and a unitholder's share of taxable income from Enbridge Energy would be increased accordingly. Any such increase could be material.

  SECTION 754 ELECTION

     Enbridge Energy has made the election permitted by Section 754 of the Code. Such an election is irrevocable without the consent of the IRS. The election generally permits a purchaser of Class A Common Units to adjust his share of the adjusted tax basis in Enbridge Energy's properties ("inside basis") pursuant to
Section 743(b) of the Code to fair market value (as reflected by his unit price). The 743(b) adjustment is attributed solely to a purchaser of Class A Common Units and is not added to the basis of Enbridge Energy's assets. (For purposes of this discussion, a unitholder's inside basis in Enbridge Energy's assets will be considered to have two components: (i) his share of Enbridge Energy's actual basis in such assets ("Common Basis") and (ii) his Section 743(b) adjustment allocated to each such asset.)

     Treasury Regulations under Section 743 of the Code require, if the remedial allocation method is adopted, a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulations
Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Our partnership agreement authorizes the general partner to adopt a convention to preserve the uniformity of units even if that convention is not consistent with certain Treasury Regulations. Please read "-- Uniformity of Class A Common Units" below.

     Although Counsel is unable to opine as to the validity of such an approach, Enbridge Energy intends to depreciate or amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Section 704(c) built-in gain using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, or treat that portion as non-amortizable to the extent attributable to property the Common Basis of which is not depreciable or amortizable. This method is consistent with the Treasury Regulation under Section 743 but is arguably inconsistent with Treasury Regulations Section 1.167(c)(1)(a)(6). To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built in gain, Enbridge Energy will apply the rules described in the Treasury Regulations and legislative history. If Enbridge Energy determines that such position cannot reasonably be taken, Enbridge Energy may adopt a depreciation or amortization convention under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to Common Basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Enbridge Energy's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain unitholders. Please read "Uniformity of Class A Common Units" below.

     The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060 of the Code. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not allocated by Enbridge Energy to goodwill. As an intangible asset, goodwill would be amortizable over a longer period of time than Enbridge Energy's tangible assets.

     A Section 754 election is advantageous if the transferee's basis in his units is higher than such units' share of Enbridge Energy's aggregate adjusted tax basis in its assets immediately prior to the transfer. In such case, pursuant to the election, the transferee would take a new and higher basis in his share of Enbridge Energy's assets for purposes of calculating, among other items, his depreciation deductions and his share of any gain or loss on a sale of Enbridge Energy's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such units is lower than such units' share of Enbridge Energy's aggregate adjusted tax basis in its assets immediately prior to the transfer. Thus, the price that a unitholder will be able to obtain upon the sale of his units may be affected either favorably or adversely by the Section 754 election.

     The calculations involved in the Section 754 election are complex and will be made by Enbridge Energy on the basis of certain assumptions as to the value of Enbridge Energy's assets and other matters. There is no assurance that the determinations made by Enbridge Energy will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced. If the IRS requires a different basis adjustment to be made, and if, in the general partner's opinion, the expense of compliance exceeds the benefit of the election, the general partner may seek permission from the IRS to revoke the Section 754 election. If such permission is granted, a purchaser of units subsequent to such revocation may incur an increased tax liability.

  ALTERNATIVE MINIMUM TAX

     Each unitholder will be required to take into account his distributive share of items of Enbridge Energy's income, gain, loss, deduction and credit for purposes of the alternative minimum tax. A portion of Enbridge Energy's depreciation deductions may be treated as an item of tax preference for this purpose.

     A unitholder's alternative minimum taxable income derived from Enbridge Energy may be higher than his share of Enbridge Energy's net income because Enbridge Energy may use accelerated methods of depreciation for purposes of computing U.S. federal taxable income or loss. Prospective unitholders are encouraged to consult with their tax advisors as to the impact of an investment in Class A Common Units on their liability for the alternative minimum tax.

  VALUATION AND TAX BASIS OF ENBRIDGE ENERGY PROPERTY

     The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on estimates by the general partner of the relative fair market values, and determinations of the initial tax bases of the assets of Enbridge Energy. Although the general partner may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by the general partner. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions and credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

  TREATMENT OF UNITS LOANED TO COVER SHORT SALES

     A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of ownership of such units. If so, he would no longer be a partner with respect to those units during the period of such loan. As a result, during such period, any income, gain, deductions, losses and credits of Enbridge Energy with respect to those units would appear not to be reportable by such unitholder, any cash distributions received by the unitholder with respect to those units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Counsel has not rendered an opinion regarding the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests.

     Other provisions of the Code affect the taxation of certain financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest (in other words, one in which gain would be recognized if it were sold, assigned or otherwise terminated at its fair market value) if the taxpayer or related persons enter into a short sale, an offsetting notional principal contract, or a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related party then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

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DISPOSITION OF CLASS A COMMON UNITS

  RECOGNITION OF GAIN OR LOSS

     Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's adjusted tax basis in the units sold. A unitholder's amount realized will be measured by the sum of the cash and the fair market value of other property received plus his share of Enbridge Energy's nonrecourse liabilities. Since the amount realized includes a unitholder's share of Enbridge Energy's nonrecourse liabilities, the gain recognized on the sale of units may result in a tax liability in excess of any cash received from such sale.

     Prior distributions by Enbridge Energy in excess of cumulative net taxable income in respect of a Class A Common Unit that decreased a unitholder's adjusted tax basis in such Class A Common Unit will, in effect, become taxable income if the Class A Unit is sold at a price greater than the unitholder's adjusted tax basis in such unit, even if the price is less than his original cost.

     Except as noted below and provided the unit is held as a "capital asset" within the meaning of Section 1221 of the Code, gain or loss recognized by a unitholder (other than a "dealer" in units) on the sale or exchange of a unit will generally be taxable as capital gain or loss, and the gain or loss will generally be a long term capital gain or loss if the unit is held for more than one year. A substantial portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" owned by Enbridge Energy. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to "unrealized receivables," "inventory items" and depreciation recapture may exceed net taxable gain realized upon the sale of the unit and may be recognized even if there is a net taxable capital loss realized on the sale of the unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon disposition of units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

     The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of some of the interests, a portion of that tax basis must be allocated to the interests sold using an equitable apportionment method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, recently finalized Treasury Regulations allow a selling partner who can identify the partnership interest transferred with an ascertainable holding period to elect to use the actual holding period of the transferred interest. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate the specific units sold for purposes of determining the holding period of the units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is encouraged to consult his tax advisor as to the possible consequences of the ruling and application of the final Treasury Regulations.

  ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

     In general, Enbridge Energy's income, gain, losses, deductions and credits will be determined annually and will be prorated on a monthly basis and subsequently apportioned among the unitholders in proportion to the number of units owned by them as of the opening of the first business day of the month to which they relate. However, gain or loss realized on a sale or other disposition of Enbridge Energy's assets other than in the ordinary course of business will be allocated among the unitholders as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring units in the open market may be allocated income, gain, losses, deductions and credits accrued after the transfer.

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

     The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and accordingly, Counsel does not opine on the validity of the method of allocating income, gain, losses, deductions and credits between the transferors and the transferees of Class A Common Units. If a monthly convention is not allowed by the Treasury Regulations (or only applies to transfers of less than all of the unitholder's units), income, gain, losses, deductions and credits of Enbridge Energy might be reallocated among the unitholders. The general partner is authorized to revise Enbridge Energy's method of allocation between the transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by Treasury Regulations.

     A unitholder who owns units at any time during a quarter and who disposes of such units prior to the record date set for a distribution with respect to such quarter will be allocated items of Enbridge Energy's income, gain, losses, deductions and credits attributable to such quarter during which such units were owned, but will not be entitled to receive such cash distribution.

  NOTIFICATION REQUIREMENTS

     A unitholder who sells or exchanges units is required to notify Enbridge Energy in writing of such sale or exchange within 30 days of the sale or exchange and in any event no later than January 15 of the year following the calendar year in which the sale or exchange occurred. Enbridge Energy is required to notify the IRS of such transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their U.S. federal income tax returns for the taxable year in which the sale or exchange occurred, which set forth the amount of the consideration received for such unit that is allocated to goodwill or going concern value of Enbridge Energy. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.

  CONSTRUCTIVE TERMINATION

     Enbridge Energy and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Enbridge Energy capital and profits within a 12-month period. A termination of Enbridge Energy will cause a termination of the Operating Partnership. A termination of Enbridge Energy will result in the closing of Enbridge Energy's taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of Enbridge Energy's taxable year may result in more than 12 months' taxable income or loss of Enbridge Energy being includable in his taxable income for the year of termination. New tax elections required to be made by Enbridge Energy, including a new election under Section 754 of the Code, must be made subsequent to a termination, and a termination could result in a deferral of Enbridge Energy deductions for depreciation. A termination could also result in penalties if Enbridge Energy were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject Enbridge Energy to, any tax legislation enacted prior to the termination.

  ENTITY-LEVEL COLLECTIONS

     If Enbridge Energy is required or elects under applicable law to pay any federal, state or local income tax on behalf of any unitholder or former unitholder, the general partner is authorized to pay such taxes from Enbridge Energy funds. Such payments, if made, will be deemed current distributions of cash to the unitholders and the general partner. The general partner is authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust subsequent distributions so that after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by Enbridge Energy as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder could file a claim for credit or refund.

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

UNIFORMITY OF CLASS A COMMON UNITS

     Since Enbridge Energy cannot match transferors and transferees of Class A Common Units, uniformity of the economic and tax characteristics of the Class A Common Units to a purchaser of such Class A Common Units must be maintained. In the absence of uniformity, compliance with a number of U.S. federal income tax requirements could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulations Section 1.167(c)-1(a)(6). Any such non-uniformity could have a negative impact on the value of a unitholder's interest in Enbridge Energy.

     Consistent with the recently finalized Treasury Regulations under Section 743, Enbridge Energy intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property, as defined in our partnership agreement, (to the extent of any unamortized Section 704(c) built-in gain) using a rate of depreciation or amortization derived from the depreciation method and useful life applied to the Common Basis of such property, or treat that portion as non-amortizable to the extent attributable to property the Common Basis of which is not amortizable, consistent with the Treasury Regulations under Section 743, but despite its inconsistency with Treasury Regulations Section 1.167(c)-1(a)(6). Please read "-- Tax Treatment of Operations -- Section 754 Election" above. To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, Enbridge Energy will apply the rules described in the Treasury Regulations and legislative history. If Enbridge Energy determines that such position cannot reasonably be taken, Enbridge Energy may adopt a depreciation convention under which all purchasers acquiring Class A Common Units in the same month would receive depreciation and amortization deductions, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in Enbridge Energy's property. If such an aggregate approach is adopted, annual depreciation and amortization deductions might be lower than would otherwise be allowable to certain unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. Such convention will not be adopted if Enbridge Energy determines that the loss of such depreciation and amortization deductions will have a material adverse effect on the unitholders. If Enbridge Energy chooses not to utilize this aggregate method, Enbridge Energy may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Class A Common Units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were to be sustained, the uniformity of Class A Common Units may be affected, and gain from the sale of units might be increased without the benefit of additional deductions. Please read "-- Disposition of Class A Common
Units -- Recognition of Gain or Loss."

     Because of the Special Allocation of gross income to the Class A Common Units, the capital accounts underlying the Class A Common Units will likely differ, perhaps materially, from the capital accounts underlying the Class B Units. Our partnership agreement contains a method by which the general partner may cause the capital accounts underlying the Class A Common Units to equal the capital accounts underlying the Class B Units. The general partner must be reasonably assured, based on advice of counsel, that the Class B Units and the Class A Common Units share the same intrinsic economic and U.S. federal income tax characteristics, in all material respects, before the Class A Common Units and the Class B Units will be treated as one class of units.

TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

     Ownership of units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

     Employee benefit plans and most other organizations exempt from U.S. federal income tax (including individual retirement accounts and other retirement plans) are subject to U.S. federal income tax on unrelated business taxable income.

     Virtually all of the taxable income derived by such an organization from the ownership of a unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

     A regulated investment company or mutual fund is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of Enbridge Energy's gross income will qualify as such income.

     Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States on account of ownership of units. As a consequence, they will be required to file U.S. federal income tax returns for their shares of Enbridge Energy's income, gain, loss, deduction and credit and pay U.S. federal income tax at regular rates on such income.

     Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a U.S. trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to these partners. However, under rules applicable to publicly traded partnerships, Enbridge Energy will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to Enbridge Energy's Transfer Agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require Enbridge Energy to change these procedures.

     Because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of Enbridge Energy's income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country with respect to which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized on the disposition of such unit to the extent that such gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if that foreign unitholder has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

  ENBRIDGE ENERGY INFORMATION RETURNS AND AUDIT PROCEDURES

     Enbridge Energy intends to furnish each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, that sets forth each unitholder's allocable share of Enbridge Energy's income, gain, loss, deduction and credit for the preceding taxable year of Enbridge Energy. If Enbridge Energy elects large partnership treatment under the Code, this tax information will be provided to unitholders by March 15th for the preceding taxable year of Enbridge Energy as required. In preparing this information, which will generally not be reviewed by Counsel, the general partner will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective unitholder's allocable share of income, gain, loss, deduction and credit. Please read "Allocation of Enbridge Energy's Income, Gain, Losses, Deductions and Credits," "Tax Treatment of Operations -- Initial Tax Basis, Depreciation and Amortization" and "Section 754 Election" and "Disposition of Class A Common Units -- Allocations Between Transferors and Transferees." There is no assurance that any such conventions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. The general partner cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the units.

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

     The U.S. federal income tax information returns filed by Enbridge Energy may be audited by the IRS. Adjustments resulting from such audit may require each unitholder to file an amended tax return, and possibly may result in an audit of the unitholder's return. If Enbridge Energy elects large partnership treatment, partnership adjustments would not result in unitholders having to file amended returns. Instead, these adjustments generally would flow through to the unitholders for the year in which the adjustment takes effect. Thus, the current year unitholders' share of current year partnership items of income, gains, losses, deductions and credits would be adjusted to reflect partnership audit adjustments that take effect in that year. In addition, in lieu of flowing adjustments through to its unitholders, Enbridge Energy may elect to pay an imputed underpayment. In either case, unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of units. Any audit of a unitholder's return could result in adjustments of not only Enbridge Energy but also non-partnership items.

     Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit is determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints the general partner as the Tax Matters Partner.

     The Tax Matters Partner will make certain elections on behalf of Enbridge Energy and unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to Enbridge Energy items. The Tax Matters Partner may bind any unitholder with less than a 1% profits interest in Enbridge Energy to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% profits interest in Enbridge Energy and by unitholders having, in the aggregate, at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on Enbridge Energy's return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. Under the Code, partners in a partnership electing to be treated as a large partnership are required to treat all partnership items in a manner consistent with the partnership return.

     If Enbridge Energy elects to be treated as a large partnership, each partner would take into account separately his share of the following items, determined at the partnership level:

     - taxable income or loss from passive loss limitation activities;

     - taxable income or loss from other activities (such as portfolio income or loss);

     - net capital gains (or net capital loss) to the extent allocable to passive loss limitation activities and other activities;

     - a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities;

     - general credits;

     - low-income housing credit;

     - rehabilitation credit;

     - tax-exempt interest;

     - for certain partnerships, foreign taxes paid and foreign source partnership items; and

     - any other items designated by the IRS to be separately treated.

     A number of other changes to the tax compliance and administrative rules relating to partnerships that elect large partnership treatment have been made. As stated above, one provision requires that each partner in an electing large partnership take into account his share of any adjustments to partnership items in the year such adjustments are made. Under current law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, a partnership could elect to or, in some circumstances, could be required to, pay directly the tax resulting from any such adjustments. In either case, therefore, unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of units. It is unlikely that Enbridge Energy will elect to have these provisions apply because of the cost of their application.

  NOMINEE REPORTING

     Persons who hold units in Enbridge Energy as a nominee for another person are required to furnish to Enbridge Energy: (i) the name, address and taxpayer identification number of the beneficial owners and the nominee; (ii) whether the beneficial owner is (a) a person that is not a "United States person" (as defined in Section 7701 of the Code), (b) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity; (iii) the amount and description of the units held, acquired or transferred for the beneficial owners; and (iv) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers and acquisition cost for purchases, as well as the amount of the net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are a "United States person" and certain information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to Enbridge Energy. The nominee is required to supply the beneficial owner of the units with the information furnished to Enbridge Energy.

  REGISTRATION AS A TAX SHELTER

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that Enbridge Energy will not be subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the general partner, as principal organizer of Enbridge Energy, has registered Enbridge Energy as a tax shelter in the absence of assurance that Enbridge Energy will not be subject to tax shelter registration and in light of the substantial penalties that might be imposed if registration is required and not undertaken. Enbridge Energy has been issued the following shelter registration number: 92008000124. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN ENBRIDGE ENERGY OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. Enbridge Energy must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish such registration number to the transferee is $100 for each such failure. The unitholders must disclose the tax shelter registration number of Enbridge Energy on Form 8271 to be attached to the U.S. federal income tax return on which any deduction, loss, credit or other benefit generated by Enbridge Energy is claimed or income of Enbridge Energy is included. A unitholder who fails to disclose the tax shelter registration number on his U.S. federal income tax return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for U.S. federal income tax purposes.

  ACCURACY -- RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect to such portion.

     A substantial understatement of U.S. federal income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return with respect to which there is, or was, "substantial authority" or as to which there is reasonable basis and the pertinent facts are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that does not appear to include Enbridge Energy. If any Enbridge Energy item of income, gain, loss, deduction or credit included in the distributive shares of the unitholders might result in such an "understatement" of income for which no "substantial authority" exists, Enbridge Energy must disclose the pertinent facts on its U.S. federal tax information. In addition, Enbridge Energy will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their U.S. federal income tax returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

OTHER TAX CONSIDERATIONS

     Prospective investors should consider state and local tax consequences of an investment in Enbridge Energy. Enbridge Energy owns property and does business in Illinois, Indiana, Michigan, Minnesota, Montana, New York, North Dakota and Wisconsin. The unitholder will likely be required to file state income tax returns and/or to pay such taxes in such states and may be subject to penalties for failure to comply with such requirements. Some of the states may require that a partnership withhold a percentage of income from amounts that are to be distributed to a partner that is not a resident of the state. The amounts withheld, which may be greater or less than a particular partner's income tax liability to the state, generally do not relieve the non-resident partner from the obligation to file a state income tax return. In addition, an obligation to file tax returns or to pay taxes may arise in other states.

     IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT STATES AND LOCALITIES, OF HIS INVESTMENT IN US. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER IS ENCOURAGED TO CONSULT, AND MUST DEPEND UPON, HIS OR HER OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE AND LOCAL, AS WELL AS UNITED STATES FEDERAL, INCOME TAX RETURNS THAT MAY BE REQUIRED. COUNSEL HAS NOT RENDERED AN OPINION ON THE STATE OR LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN US.

            INVESTMENT IN ENBRIDGE ENERGY BY EMPLOYEE BENEFIT PLANS

     An investment in Enbridge Energy by an employee benefit plan is subject to certain additional considerations because persons with discretionary control of assets of such plans (a "fiduciary") are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and transactions are subject to restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans,

Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts ("IRAs") established or maintained by an employer or employee organization. Among other things, consideration should be given to (i) whether such investment is prudent under Section 404(a)(1)(B) of ERISA, (ii) whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA, and (iii) whether such investment will result in recognition of unrelated business taxable income by such plan. Please read "Tax Considerations -- Tax-Exempt Organizations and Certain Other Investors." Fiduciaries should determine whether an investment in Enbridge Energy is authorized by the appropriate governing instrument and is an appropriate investment for such plan.

     In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in Enbridge Energy, be deemed to own an undivided interest in the assets of Enbridge Energy, with the result that the general partner would also be a fiduciary of such plan and Enbridge Energy would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

     Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan; i.e., IRAs established or maintained by individuals rather than an employer or employee organization) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties who are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan. Under Department of Labor regulations the assets of an entity in which employee benefit plans acquire equity interests would not be deemed "plan assets" if, among other things, (i) the equity interests acquired by employee benefit plans are publicly offered securities -- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities law, (ii) the entity is an "operating company" -- i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital, or (iii) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as government plans). Enbridge Energy's assets are not expected to be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (i) above, and may also satisfy the requirements in (ii) and (iii).

                              PLAN OF DISTRIBUTION

     We may sell the Class A Common Units to one or more underwriters for public offering and sale, or we may sell the Class A Common Units to investors directly or through agents. The applicable prospectus supplement will name any underwriter or agent involved in the offer and sale of the Class A Common Units.

     Underwriters may offer and sell the Class A Common Units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may authorize underwriters acting as our agents to offer and sell the Class A Common Units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of Class A Common Units, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the Class A Common Units for whom they may act as agent. Underwriters may sell the Class A Common Units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     The applicable prospectus supplement will disclose any underwriting compensation we pay to underwriters or agents in connection with the offering of the Class A Common Units, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the Class A Common Units may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on resale of the Class A Common Units may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against the contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If a prospectus supplement so indicates, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase the Class A Common Units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the number of the Class A Common Units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve. The obligations of the purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the Class A Common Units shall not be prohibited under the applicable laws of any jurisdiction in the United States and (ii) if the Class A Common Units are being sold to underwriters, we shall have sold to such underwriters the total number of such Class A Common Units less the number thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or our performance or such institutional investors thereunder.

     If a prospectus supplement so indicates, the underwriters engaged in an offering of Class A Common Units may purchase and sell Class A Common Units in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of Class A Common Units than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional Class A Common Units from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Class A Common Units or purchasing Class A Common Units in the open market. In determining the source of Class A Common Units to close out the covered short position, the underwriters will consider, among other things, the price of Class A Common Units available for purchase in the open market as compared to the price at which they may purchase Class A Common Units through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Class A Common Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Common Units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A Common Units made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased Class A Common Units sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Class A Common Units, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A Common Units. As a result, the price of the Class A Common Units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Class A Common Units is being passed upon by Fulbright & Jaworski L.L.P., as counsel for Enbridge Energy. If the Class A Common Units are being distributed in an underwritten offering, certain legal matters will be passed upon for the Underwriters by counsel identified in the related prospectus supplement.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Enbridge Energy Partners, L.P. for the year ended December 31, 2000 and the audited consolidated statement of financial position of Enbridge Energy Company, Inc. as of December 31, 2000 and 1999, incorporated in this prospectus by reference to the Current Report on Form 8-K of Enbridge Energy Partners, L.P. filed on May 7, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

                         2,250,000 CLASS A COMMON UNITS

                         ENBRIDGE ENERGY PARTNERS, L.P.

                     REPRESENTING LIMITED PARTNER INTERESTS

                                  ------------

                             PROSPECTUS SUPPLEMENT

                               NOVEMBER 20, 2001
                 (INCLUDING PROSPECTUS DATED OCTOBER 10, 2001)

                                  ------------

                              SALOMON SMITH BARNEY
                              MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.

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